Filed Pursuant to Rule 424(b)(3)
Registration No. 333-145694

PROSPECTUS

PROELITE, INC.

15,570,236 Shares of Common Stock, $0.0001 Par Value

This prospectus relates to the registration and sale of up to 3,779,761 shares of the common stock of ProElite, Inc., and to the sale of up to 11,790,475 shares of our common stock that are issuable upon the exercise of certain warrants, as described in this prospectus under “Selling Shareholders.” We will not receive any proceeds from the sales of shares by the selling shareholders. The shares may be sold at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or at negotiated prices.

Our securities are currently traded on the Pink Sheets, under the symbol “PELE.PK”. However, our securities are not currently eligible for trading on any national securities exchange, the Nasdaq or other over-the-counter markets, including the Over-the-Counter Bulletin Board®.

INVESTMENT IN THE COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. YOU MAY LOSE YOUR ENTIRE INVESTMENT. CONSIDER CAREFULLY THE “RISK FACTORS” BEGINNING ON PAGE 5 OF THIS PROSPECTUS BEFORE INVESTING.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. It is illegal for anyone to tell you otherwise.

The date of this prospectus is September 5, 2007.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	5
FORWARD-LOOKING STATEMENTS	16
USE OF PROCEEDS	17
DETERMINATION OF OFFERING PRICE	17
MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS	18
DIVIDENDS	18
OPERATIONS	18
PLAN OF OPERATIONS	20
BUSINESS	22
LEGAL PROCEEDINGS	27
MANAGEMENT	28
EXECUTIVE COMPENSATION	30
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	34
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	38
DESCRIPTION OF SECURITIES	39
SHARES ELIGIBLE FOR FUTURE SALE	40
SELLING SHAREHOLDERS	41
PLAN OF DISTRIBUTION	43
LEGAL MATTERS	44
EXPERTS	45
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	45
WHERE YOU CAN FIND ADDITIONAL INFORMATION	45
INDEX TO FINANCIAL STATEMENTS	F-1

You should rely only on the information contained in this prospectus. We have not, and the selling shareholders have not, authorized anyone to provide you with additional or different information. If anyone provides you with different information, you should not rely on it. We are not, and the selling shareholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of securities. Our business, financial condition, results of operations and prospects may have changed since that date.

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PROSPECTUS SUMMARY

The following summary highlights material information from this document. Contents from our websites, ProElite.com and EliteXC.com, are not part of this prospectus. You should read the entire prospectus carefully, including the more detailed information regarding our company, the risks of purchasing our common stock discussed under “risk factors,” and our financial statements and the accompanying notes. Unless otherwise indicated, the terms “Company,” “we,” “us,” and “our” refer to ProElite, Inc., a New Jersey corporation, and its affiliates, including Real Sport, Inc., ProElite.com, and EliteXC Live, after giving effect to the reverse merger discussed below.

Background

Mixed martial arts, commonly referred to as MMA, is a sport growing in popularity around the world. In MMA matches, athletes use a combination of a variety of fighting styles, including boxing, judo, jiu jitsu, karate, kickboxing, muy thai, tae kwon do, and wrestling. Typically, MMA sporting events are promoted either as championship matches or as vehicles for well-known individual athletes. Professional MMA competition conduct is regulated primarily by rules implemented by state athletic commissions and is currently permitted in 21 states. Athletes win individual matches by knockout, technical knockout (referee or doctor stoppage), submission, or judges’ decision. Scoring for a judge’s decision is conducted by a panel of three judges provided by the relevant state athletic commission, using a ten-point system similar to the scoring system used in boxing. The relevant state athletic commission provides qualified referees for MMA competition. During fights, which typically consist of three four-minute rounds, referees strictly enforce the rules of conduct implemented by the relevant state’s athletic commission and required by the organization promoting the event.

Historically, MMA events were broadcast in the United States only through pay-per-view arrangements. MMA events were broadcast for the first time on free cable television in 2004. Spike TV, a cable television broadcaster, has broadcast five seasons of a popular reality television program, “The Ultimate Fighter,” based on MMA training and competitions. According to an April 2007 press release from the Ultimate Fight Championship brand, the Ultimate Fighter television show was scheduled to begin production of its sixth season. In addition, competing MMA promoters have continued to grow the pay-per-view audience for their MMA events as well as their presence on broadcast and basic cable television. According to a recent article from MMA Weekly, MMA’s biggest live event in the United States in 2006, UFC 66, generated more than twice the revenue generated by Professional Wrestling’s biggest event for 2006 in the United States, WWE Wrestle Mania.

The talent pool for MMA athletes is growing rapidly as there is an estimated tens of thousands of martial arts focused training schools in the United States. It is estimated that there are millions of martial arts practitioners, including high school and college wrestling participants, in the United States alone. In addition, MMA is a global sport with many foreign athletes competing in U.S. based events, and many U.S. athletes competing in international organizations, including Pride Fighting and K-1 (kickboxing) of Japan. MMA athletes typically begin their careers after successfully competing in wrestling, martial arts, kickboxing, or other related sports.

History

Our company was incorporated in 1992 in New Jersey. We marketed and distributed premium “branded apparel” such as shirts, hats and sweaters, with a sports or corporate logo, name or slogan applied by means of embroidering to the apparel. We ceased operations in early 2004 and have been inactive until the reverse merger, described below.

Prior to the reverse merger, we were an inactive company. Upon the reverse merger, we became the holding company for newly formed entities that (a) organize and promote mixed martial arts matches, and (b) create an internet community for martial arts enthusiasts and practitioners. On October 3, 2006, pursuant to a Share Exchange Agreement dated concurrently between us and the shareholders of Real Sport, Inc., we issued 25,000,000 shares of our common stock in exchange for all of the issued and outstanding shares of Real Sport, Inc. As a result of this reverse merger transaction, Real Sport is now our wholly owned subsidiary, though from an historical perspective it was deemed to have been the acquirer in the reverse merger and the survivor of the reorganization. Concurrently with the closing of the reverse merger, we completed a private placement of our securities with gross proceeds of $10,000,000.

Real Sport is the holding company of ProElite.com (formerly EliteXC.com and I-Fight, Inc.) and EliteXC Live (formerly MMA Live, Inc. and Jungle Fight, Inc.), each of which were formed on August 10, 2006 and September 13, 2006, respectively, to capitalize on the popularity and growth of mixed martial arts while taking advantage of the internet to reach fans and practitioners of a sport that has seen substantial growth over the last several years. Our net loss from inception through December 31, 2006 was $4,249,855. At June 30, 2007, working capital amounted to $2,668,471 and our accumulated deficit was $16,196,003.

Opportunity

We plan on reaching MMA participants through the efficient networking available over the Internet, using both our ProElite.com and EliteXC.com websites, while developing and/or acquiring online products for both fans and fighters. The ProElite.com website features live events, sells our products, and serves as a social networking website for MMA fans and fighters. The EliteXC.com website features only our events. We expect to produce and promote live events featuring some of the top fighters in MMA, while creating an MMA grassroots Internet community on our website, ProElite.com. During 2007, we plan to stage four live events on the SHOWTIME channel and two pay-per-view events. We have already successfully held three live events in 2007, two of which were shown on the SHOWTIME channel and one event that was featured on pay-per-view. In subsequent years we plan to produce 12 to 16 live events per year. We also plan on building an extensive library of content relating to MMA which may attract additional fans to our website, ProElite.com, and may generate future revenues. We expect that the content will include our live events and content provided by fans, fighters and other users of our ProElite.com website.

Our first live event was held on February 10, 2007 at the Desoto Civic Center in Southaven, Mississippi, and was aired on the SHOWTIME channel, pursuant to the Exclusive Distribution Agreement pursuant to which Showtime Networks licensed the exclusive television rights in the United States to all mixed martial arts events produced by us for a term ending on December 31, 2009, unless the term is extended as set forth in the agreement.  The February 2007 event featured former Ultimate Fighting Championship middleweight champion Frank Shamrock and Renzo Gracie, as well as the first nationally televised women’s MMA match, between Gina Carano and Julie Kedzie. Since then, we co-promoted a live event with FEG USA, INC. on June 2, 2007 at the Los Angeles Memorial Coliseum, featuring popular MMA fighters, including Royce Gracie and Johnnie Morton, and a live event with StrikeForce on June 22, 2007 at the HP Pavilion in San Jose, California, featuring popular MMA fighters Frank Shamrock, Phil Baroni, Murila “Ninja” Rua and Joey Villasenor. The June 22 event drew a crowd of more than 10,000 fans. On July 27, 2007, we produced a ShowXC event at the Chumash Casino in Santa Ynez, California. The Chumash event was broadcast live by Showtime on the Showtime channel. EliteXC plans to run at least one event per month for the rest of 2007 and 2008. EliteXC has also signed some of the most exciting fighters in the sport to multiple fight contracts, including Frank Shamrock, Ninja Rua and Gina Carano.

ProElite.com has grown to over 44,000 registered members since its launch on February 1, 2007, including 330 martial arts organizations and schools. ProElite.com has streamed six live events through July 14, 2007 and garnered significant attention in the MMA community by featuring other fight brands in addition to EliteXC such as Cage Rage (London), ICON Sports (Hawaii), No Limits Gym (California) and Abu Dhabi (Grappling tournament). In addition to providing tools for MMA fans, fighters and organizations, ProElite.com can replicate its offering to other combat sports. ProElite.com intends to enter into licensing and marketing deals with third parties to expand its grappling, martial arts and wrestling offerings.

We have also entered into a number of strategic transactions to expand and develop our business. These transactions include the purchase of a set of advanced social networking, online depository, and personalized content tools from Lifelogger, LLC, the licensing of intellectual property from Rumble World Entertainment, Inc. and Rumble World Entertainment LLC, the entry into a distribution agreement with Showtime Networks, Inc., the entry into a promotional contract with Shamrock, Inc. and Frank Shamrock, the entry into a co-promotional agreement with FEG USA, Inc., and the entry into a TV series agreement with Mark Burnett and JMPB, Inc.

Private Placements

On October 3, 2006, we sold an aggregate of 3,333,333 units, each unit consisting of three shares of common stock and a three-year warrant to purchase one share of common stock at a per share exercise price of $2.00, to accredited investors at a per unit price of $3.00, resulting in aggregate gross proceeds of approximately $10,000,000. We paid to Hunter World Markets, Inc. as placement agent, a commission of 10% on the gross proceeds of the private placement and issued five year warrants to purchase common stock equal to 30% of the number of shares included in the units sold in the private placement offering, exercisable at $2.00 per share. For a period of two years, ending on October 3, 2008, the Company will appoint a designee of Hunter World to our Board of Directors at Hunter World’s request. Hunter World has the right to replace such director and appoint a substitute director. On January 12, 2007, we filed a registration statement that registered 13,273,999 of these shares. This registration statement was declared effective on May 14, 2007.

Effective July 12, 2007, we entered into a Securities Purchase Agreement, dated June 29, 2007, with four institutional investors, whereby the Company issued and sold in a private placement 3,214,285 units for an aggregate purchase price of approximately $22,500,000. Each unit consisted of one share of the Company’s common stock and one-half of a five-year warrant to purchase one share of our Common Stock at an exercise price of $7.00 per share. In addition, on or about August 23, 2007, the investors purchased an additional 357,143 shares from certain shareholders of the Company, including officers, directors, and shareholders holding at least 5% of our outstanding common stock, and received from us warrants to purchase an additional 178,572 shares of common stock. The Company's agreement to issue the additional warrants was in consideration for the selling shareholders' agreement to lock up their shares for a period of 18 months after the registration statement filed in connection with the private placement is declared effective by the Securities and Exchange Commission. Hunter World Markets, Inc., acted as the exclusive placement agent in the private placement on July 12, 2007, and received: (i) an aggregate commission fee of $2,500,000 ($2,250,000 from the Company and $250,000 from the aforementioned selling shareholders), (ii) warrants to purchase 3,571,428 shares of common stock, which expire on July 31, 2012, and (iii) subject to certain terms and conditions, the right to prominent signage at three of the Company’s scheduled events per year for a two year period commencing August 1, 2007, subject to certain exceptions. In connection with the private placement, the Company conferred upon Hunter the right to nominate up to two members of the Company’s Board of Directors, including Hunter’s existing designee. For a period ending on the two-year anniversary of the effective date of this registration statement, Hunter has the right of first refusal for any equity, convertible debt or debt financing entered into by the Company, excluding certain financings with strategic investors. The Company has further covenanted with Hunter to use best efforts as soon as practicable following July 31, 2007 to apply for listing of the Company’s shares for trading on, and diligently attempt to be listed on, the Nasdaq Stock Market or the American Stock Exchange.

Reverse Split

The Company effected a 1 for 500 reverse split on October 27, 2006. Unless otherwise indicated, information with respect to the issued and outstanding shares of the Company’s common stock and shares issuable upon the exercise of any warrants is based on the reverse split.

The Offering

Securities Offered by investors in private placements	Up to 3,571,428 shares of our common stock that are currently outstanding and 5,119,047 shares of our common stock that are issuable upon exercise of warrants.(1)

Securities offered by Hunter World Markets, Inc., CIC Global Ltd., Hunter M. Ficeto and Natalia C. Ficeto	Up to 208,333 shares of our common stock that are currently outstanding and 6,671,428 shares of our common stock that are issuable upon the exercise of certain warrants.(2)

Use of Proceeds	We will not receive any proceeds from the sale of shares by the selling shareholders in this offering.

Risk Factors	An investment in our common stock involves a high degree of risk and could result in a loss of your entire investment.

(1) Includes 3,333,333 shares of common stock issuable upon the exercise of the warrants with an exercise price of $2.00 per share and 1,785,714 shares of common stock issuable upon the exercise of warrants with an exercise price of $7.00 per share.

(2) Includes 350,000 shares of common stock issuable upon the exercise of the warrants with an exercise price of $1.25 per share, 2,750,000 shares of common stock issuable upon the exercise of the warrants with an exercise price of $2.00 per share, and 3,571,428 shares of common stock issuable upon the exercise of the warrants with an exercise price of $7.00 per share, issued to Hunter World Markets, Inc. All the warrants are currently exercisable.

Summary Financial Data

The following table summarizes the relevant financial data as of and for the six months ended June 30, 2007 for our business and should be read with our financial statements and the related notes that are included in this prospectus.

Consolidated Balance Sheet

Total current assets	$5,739,905
Total assets	$8,604,837
Total current liabilities	$3,071,434
Total liabilities	$3,193,321
Total stockholders’ equity	$5,411,516

Consolidated Statement of Operations

Total operating expenses	$8,412,070
Net loss	$11,946,148
Basic and diluted net loss per share	$0.28

Executive Offices

Our executive offices are located at 12121 Wilshire Boulevard, Suite 1001, Los Angeles, California 90025. Our telephone number is (310) 526-8700.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before deciding to invest in or maintain your investment in our Company. The risks described below are not intended to be an all-inclusive list of all of the potential risks relating to an investment in our securities. If any of the following or other risks actually occur, our business, financial condition or operating results and the trading price or value of our securities could be materially adversely affected.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Prospectus.

RISKS RELATED TO OUR BUSINESS

We have a limited operating history, which makes it difficult to evaluate our business and our ability to achieve our business objectives.

We have a limited operating history in the mixed martial arts business. Since we have a short operating history, you will have little basis upon which to evaluate our ability to achieve our business objectives. Our revenues do not cover our cost of sales to date, and we cannot guarantee that we will produce revenues that will exceed our cost of sales or total operating expense. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies entering a new and rapidly evolving business.

Our limited operating history makes forecasting our revenues and expenses difficult, and we may be unable to adjust our spending in a timely manner to compensate for unexpected revenue shortfalls.

As a result of our limited operating history, it is difficult to accurately forecast our future revenues. We have limited meaningful historical financial data upon which to base planned operating expenses. Current and future expense levels are based on our operating plans and estimates of future revenues. Revenues and operating results are difficult to forecast because they generally depend on our ability to promote events and the growth in popularity of our franchise. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall, which would result in further substantial losses. We may also be unable to expand our operations in a timely manner to adequately meet demand to the extent it exceeds expectations.

We may be unable to compete successfully with our competitors.

We face competition from existing international organizations such as the Ultimate Fighting Championship and Pride Fighting. Both Ultimate Fighting Championship, or UFC, and Pride Fighting are owned by Zuffa, LLC, a widely known MMA promoter in the United States. UFC produces MMA events for cable television through its agreement with Spike TV and for pay-per-view audiences. Other U.S. based MMA competitors include Strikeforce and International Fight League. Most promoters operate on an event-by-event basis and rely on the presence of a few well-known athletes to promote their events. Pride Fighting is a Japan-based organization that draws significant live event and television audiences. Pride hosted its first event in Tokyo in 1997. Pride organized U.S.-based events in October 2006 and February 2007. Pride is only available via pay-per-view, and makes available its old library content on the FOX Sports channel. Pride draws upon a global talent pool for its events with many fighters coming from the United States, Brazil, Asia and Europe. In addition to these larger organizations that enjoy global followings, we will compete with local market based organizations.

For our live and television audiences, we face competition from other professional and college sports as well as from other forms of live, filmed and televised entertainment and other leisure activities. We compete with entertainment companies, professional and college sports leagues and other makers of branded apparel and merchandise for the sale of our branded merchandise, including hats, t-shirts, sweatshirts, fight apparel, gloves, jackets and other similar items.

Many of our competitors have greater technical and financial resources than we do. Some of these competitors have also been in operation for a period of time and have accumulated an installed base of fans. If we are unable to distinguish our mixed martial arts events and products from competing events, or if competing products reach the market first, we may be unable to compete successfully with current or future competitors. This would cause our revenues to decline and affect our ability to achieve profitability.

We may be unable to compete with new competitors with greater resources that enter into the mixed martial arts industry.

As the mixed martial arts industry continues to grow and gain mainstream popularity, new competitors with superior resources will enter the MMA market. The Company may not have the resources necessary to compete with these new competitors, nor is there any guarantee that these new competitors will not prevent the Company from accomplishing its goals.

The Internet side of our business, ProElite.com, may have difficulty gathering market momentum.

A significant part of our business depends on our ability to attract a customer base to drive revenues on the Internet side, as described in Business, below. There is no guarantee that we will be able to create a compelling product that will attract a significant customer base. Accordingly, we have generated less revenue than our costs and we cannot predict this will change in the relevant future period.

The Internet side of our business could take significant capital and time to develop.

Developing the Internet side of our business will take significant capital outlays. If we are not initially successful in gathering an installed customer base we may either have to spend additional money or raise additional capital to fund the added expenditures. Additionally, it could take extra time to develop the Internet model that could affect the timing of our projected revenue stream.

The establishment of relationships with advertisers is necessary for us to achieve significant revenues.

Our revenue model includes significant revenues from advertising. If we are unable to develop sufficient relationships with key advertisers, we might not be able to achieve the revenues that we are projecting.

Our success depends on fan interest, so our business could fail if there is not a continued interest in our sport.

Mixed martial arts is a relatively new sport, so its continued popularity cannot be assumed, like baseball, basketball, football, golf, or boxing. As public tastes change frequently, interest in MMA may decline in the future. Such decline would threaten our ability to generate revenue and earn profits.

The success of our live events depends upon our ability to recruit and develop relationships with key fighters.

The success of our live events depends upon the ability of our production and management team to find, attract, and schedule fighters that are appealing to the paying public. The fighter’s audience appeal is critical to maintaining interest in our events. There is no guarantee that: (1) we can sign, attract and retain popular fighters; (2) the various state athletic commissions will certify a fighter once we have retained the fighter; (3) the fighter will pass various drug screening tests that state commissions may require post event; and (4) due to the violent nature of this industry, we have no guarantee a fighter will be injury free at the time of an event which could cause the fighter to not fight. Any of the above-mentioned risks can negatively impact a given live event.

We may be subject to claims that fighters we sign up do not have the right to participate in our events.

Fighters we sign up may be subject to prior contractual commitments that prevent them from participating in all or certain of our events. This will negatively impact our live events if we are unable to resolve such conflicts prior to the live event or are unable to find an equally popular fighter of equal or substantially similar ability to replace the original fighter whose contractual commitment prevents him from participating in our event.

Our failure to develop creative and entertaining programs and events would likely have a significant impact on our bottom line.

The creation, marketing and distribution of our live entertainment, including our pay-per-view events, are at the core of our business and are critical to our ability to generate revenues across our media platforms and product outlets. Our failure to create popular and compelling live events could adversely affect our operating results.

There could be unexpected costs associated with our live events.

We may incur unexpected costs associated with promoting large-scale events. These costs could be related to, among other factors, production, distribution, or marketing overruns. These unexpected costs could significantly affect our profits.

We may enter into agreements with other mixed martial arts organizations or promotion companies to co-promote or co-produce a live event. We cannot guarantee that any revenues or fees we receive in connection with such events will exceed our costs, nor can we guarantee that such events will increase our popularity in the mixed martial arts community.

We may enter into agreements with other mixed martial arts organizations or promotion companies to co-promote or co-produce a live mixed martial arts event. We will have limited control over the promotion or production aspects of the event, which may impact the gate ticket sales at the event and affect gate revenues. We cannot guarantee that any revenues or fees we receive in connection with such events will exceed our costs. We cannot guarantee that promoting or producing a live event with another MMA organization or promotion company will not negatively impact our image in the mixed martial arts community.

A decline in general economic conditions could adversely affect our business.

Our operations are affected by general economic conditions, which generally may affect consumers’ disposable income and the level of advertising spending. The demand for entertainment and leisure activities tends to be highly sensitive to the level of consumers’ disposable income. A decline in general economic conditions could reduce the level of discretionary income that our fans and potential fans have to spend on our live and televised entertainment and consumer products, which could adversely affect our revenues.

We face uncertainties associated with international markets.

We expect to produce events outside of the United States. Our production of live events overseas will subject us to the risks involved in foreign travel, local regulations, including regulations requiring us to obtain visas for our fighters, and political instability inherent in varying degrees in those markets. In addition, the licensing of our television and consumer products in international markets exposes us to some degree of currency risk. These risks could adversely affect our operating results and impair our ability to pursue our business strategy as it relates to international markets.

We may be prohibited from promoting and conducting our live events if we do not comply with applicable regulations.

In various states in the United States and some foreign jurisdictions, athletic commissions and other applicable regulatory agencies require us to obtain licenses for promoters, medical clearances and/or other permits or licenses for performers before we can promote and conduct our live events. In the event that we fail to comply with the regulations of a particular jurisdiction, we may be prohibited from promoting and conducting our live events in that jurisdiction. The inability to present our live events over an extended period of time or in a number of jurisdictions could lead to a decline in the various revenue streams generated from our live events, which could adversely affect our operating results.

Fighters scheduled to participate in our events may not be able to get the required clearances, which could adversely affect the success of the event.

It is possible that fighters who are scheduled to participate in our events may not received clearances, such as medical evaluations, required by state athletic commissions and, therefore, would not be able to compete in our events. We attempt to mitigate this risk by arranging back up fighters to be available on a stand-by basis. However, cancellation of a fighter’s appearance could adversely affect ticket buyers’ or television viewers’ experience, and require us to cancel an event or refund sales amounts.

Liability claims in excess of our planned insurance coverage could adversely affect our business, financial condition and results of operations.

The nature of our live actions events could expose us to significant liability claims. These claims might be made directly by participants, attendees or our customers. A liability claim or other claim, as well as any claims for uninsured liabilities or in excess of insured liabilities, could result in substantial costs to us, divert management attention from our operations and generate adverse publicity. This could harm our reputation, result in a decline in revenues and increase expenses.

Our products could give rise to claims that our technology infringes on the rights of others.

We are potentially subject to claims and litigation from third parties claiming that our products or processes infringe their patent or other proprietary rights. If any such actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture, use or sell the affected product or process. Litigation, which could result in substantial costs to us, may also be necessary to enforce our patent and proprietary rights and/or to determine the scope and validity of the patents or proprietary rights of others. Any intellectual property litigation would be costly and could divert the efforts and attention of our management and technical personnel, which could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not prevent us from selling our products or materially and adversely affect our business, financial condition and results of operations. If any such claims are asserted against us, we may seek to enter into a royalty or licensing arrangement. We cannot assure you that a license will be available on commercially reasonable terms, if at all.

We may be subject to claims of trademark infringement, which may harm our business.

We may be subject to legal proceedings alleging claims of trademark infringement in the future. If we must rebrand, it may result in significant marketing expenses and additional management time and resources, which may adversely affect our business.

Because we expect to depend upon our intellectual property rights, our inability to protect those rights or prevent their infringement by others could adversely affect our business.

We anticipate that intellectual property will be material to all aspects of our operations, and we may expend substantial cost and effort in an attempt to maintain and protect our intellectual property. We plan to have a portfolio of registered trademarks and service marks and maintain a catalog of copyrighted works, including copyrights to television programming and photographs. Our inability to protect this portfolio of trademarks, service marks, copyrighted material, trade names and other intellectual property rights from piracy, counterfeiting or other unauthorized use could negatively affect our business. If others infringe our trademarks, it may cause harm to our brand and ultimately, to us, and we could be forced to spend additional time and resources fighting such infringement.

We may be unable to scale our operations successfully.

Our plan is to grow rapidly. Our growth will place significant demands on our management and technology development, as well as our financial, administrative and other resources. We cannot guarantee that any of the systems, procedures and controls we put in place will be adequate to support the commercialization of our operations. Our operating results will depend substantially on the ability of our officers and key employees to manage changing business conditions and to implement and improve our financial, administrative and other resources. If we are unable to respond to and manage changing business conditions, or the scale of our products, services and operations, then the quality of our services, our ability to retain key personnel and our business could be harmed.

We depend on certain key executive personnel and other key managerial personnel for our success, the loss of whom could adversely affect our business, financial condition and results of operations.

Our success depends on the continued availability and contributions of members of our senior management teams and other key personnel. The loss of services of any of these persons could delay or reduce our product development commercialization efforts, event management, and promotions and advertising efforts. Furthermore, recruiting and retaining qualified personnel will be critical to our success. The loss of members of our management team, key advisors or personnel, or our inability to attract or retain other qualified personnel or advisors, could significantly weaken our management, harm our ability to compete effectively and harm our business.

Our limited operating history makes management’s future performance difficult to assess.

ProElite.com and EliteXC Live were organized in August 2006 and September 2006, respectively, and we began operations in the mixed martial arts business in October 2006, so there is only a very limited track record upon which investors can assess management’s effectiveness. Consequently, investors are likely to have greater difficulty in accurately predicting whether an investment in the Company will be profitable.

Our limited operating history makes us highly reliant on management.

We lack the goodwill of an established business and therefore rely on individual members of current management to create business strategies and relationships, attract sponsors, and develop tournament formats and operating procedures necessary for us to expand and develop our business. The departure of one or more of our executives could impair our operations. If we are unable to find suitable replacements for departed management, we might incur losses that impair investors’ investments in the Company.

We may be unable to compete with larger or more established sports leagues for corporate advertising budgets.

We face a large and growing number of competitors in the sports and entertainment industry. Many of these competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition, and more established relationships in the industry than does the Company. As a result, certain of these competitors may be in better positions to obtain corporate advertising. We cannot be sure that we will be able to compete successfully with existing or new competitors.

Only a few major broadcast and cable networks can distribute our programming to a sufficiently large audience, and thus we have limited alternatives available if one or more of our television distributors performs unsatisfactorily, insists on unfavorable contract terms, or elects not to carry our programming.

We require widespread distribution of our programming to interest sponsors and other advertisers. We have entered into an exclusive distribution agreement to air our programs on Showtime, one of only several major cable networks and four major broadcast networks that include sports programming and provide sufficient market reach. Our choices are limited, and our future ability to continue to enter into distribution agreements with major broadcast and/or cable networks cannot be assured. If we are unable to continue to make such suitable distribution arrangements, we may incur losses that impair investors’ investments in the Company.

Difficulty in retaining current fighters or recruiting future fighters could impair our prospects.

The number of professional mixed martial arts fighters is small in relation to other professional sports, as is the number of first-rate, non-pro fighters who might fight professionally in the future. Our prospects could decline and investors’ investments in the Company be impaired if our fighters are recruited by competitors or decide to pursue other occupations.

The markets in which we operate are highly competitive, rapidly changing and increasingly fragmented, and we may not be able to compete effectively, especially against competitors with greater financial resources or marketplace presence.

For our live and television audiences, we face competition from professional and college sports, as well as from other forms of live and televised entertainment and other leisure activities in a rapidly changing and increasingly fragmented marketplace. Many of the companies with which we compete have greater financial resources than are currently available to us. Our failure to compete effectively could result in a significant loss of viewers, venues, distribution channels or athletes and fewer advertising dollars spent on our form of sporting events, any of which could adversely affect our operating results.

If we are unable to hire additional needed personnel, our growth prospects will be limited, or our operations may be impaired.

Our business requires uniquely trained and experienced professionals, and our success depends in large part upon our ability to attract, develop, motivate, and retain highly skilled personnel. Qualified employees will be a limited resource for the foreseeable future. As a new company with little history, we may have particular difficulty hiring qualified personnel. If we are unable to retain necessary personnel, our business will probably suffer, and investors may incur losses on their investment in the Company. Furthermore, our limited operating history may require the Company to pay above market salaries in order to attract qualified personnel, which could impair our profitability.

Our insurance may not be adequate to cover liabilities resulting from accidents or injuries that occur during our physically demanding events.

We plan to hold numerous live events each year. This schedule exposes our athletes who are involved in the production of those events to the risk of travel and event-related accidents, the consequences of which may not be fully covered by insurance. The physical nature of our events exposes athletes and coaches to the risk of serious injury or death. Although we plan to provide the necessary and required health, disability and life insurance for our athletes on an event-by-event basis, this coverage may not be sufficient to cover all injuries they may sustain. Liability extending to us resulting from any death or serious injury sustained by one of the athletes during an event, to the extent not covered by our insurance, could adversely affect our operating results.

Changes in the regulatory atmosphere and related private-sector initiatives could adversely affect our business.

Although the production and distribution of television programming by independent producers is not directly regulated by the federal or state governments in the United States, the marketplace for television programming in the United States is affected significantly by government regulations applicable to, as well as social and political influences on, television stations, television networks and cable and satellite television systems and channels. We plan to voluntarily designate the suitability of each of our television programs for audiences using standard industry practices. A number of governmental and private sector initiatives relating to the content of media programming in recent years have been announced in response to recent events unrelated to us or mixed martial arts. Changes in governmental policy and private sector perceptions could further restrict our program content and adversely affect our viewership levels and operating results, as well as the willingness of broadcasters to distribute our programming.

We face a variety of risks as we expand into new and complementary businesses.

We are a new company and are rapidly entering into new and complementary businesses. Risks of expansion may include:

•	potential diversion of management’s attention and other resources, including available cash, from our existing business;

•	unanticipated liabilities or contingencies;

•	reduced earnings due to increased costs;

•	failure to retain and recruit MMA athletes;

•	failure to maintain agreements for distribution;

•	inability to protect intellectual property rights;

•	competition from other companies with experience in such businesses; and

•	possible additional regulatory requirements and compliance costs.

We might encounter difficulty integrating assets that we acquire.

We have acquired the tangible and intellectual property assets of Lifelogger LLC and MMAMix, and plan to acquire additional assets or businesses that we feel will help us achieve our goals. These acquisitions may become difficult to integrate into our Company, and may impede our growth and future plans.

RISKS RELATED TO CAPITAL STRUCTURE

We may need to raise additional funds, which may not be available to us on favorable terms, if at all, thereby potentially disrupting the growth of our business and ability to generate revenues.

The Company incurred losses of approximately $4,250,000 in fiscal year 2006 and $11,946,000 during the six months ended June 30, 2007. These losses are due largely to compensation expense, acquisitions of assets, production and production support in connection with the promotion of a live mixed martial arts event. For the six months ended June 30, 2007, we have generated approximately $2,242,000 of revenues from our live events division. As of June 30, 2007, the Company had working capital of $2,668,471 with monthly net cash expenditures of approximately $1,350,000.

While we have scheduled live MMA events as part of our plan of operations, these events will not likely result in any profits during 2007. While we believe that the proceeds received from our private placement in July 2007 is sufficient to fund operations for the 18 month period ending December 28, 2009, unforeseen events or future developments (including strategic opportunities) may require us to raise additional capital sooner. While funds may be available to the Company, we may experience significant dilution if a transaction is completed. Therefore, we may not accept terms as presented, resulting in a discontinuation of operations.

Insiders have substantial control over us, and they could delay or prevent a change in our corporate control even if our other shareholders wanted it to occur.

As of August 20, 2007, our executive officers, directors, and principal shareholders who hold 5% or more of our outstanding common stock beneficially owned, in the aggregate, approximately 69% of our outstanding common stock. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This could delay or prevent an outside party from acquiring or merging with us even if our other shareholders wanted it to occur.

In the event that we raise additional capital through the issuance of equity securities, or securities exercisable for or convertible into our equity securities, our shareholders could experience substantial dilution.

If we raise additional capital by issuing equity securities or convertible debt securities, our existing shareholders may incur substantial dilution. Further, any shares so issued may have rights, preferences and privileges superior to the rights, preferences and privileges of our outstanding common stock.

The market price of our common stock may be volatile.

The market price of our common stock has been and will likely continue to be highly volatile, as is the stock market in general. Some of the factors that may materially affect the market price of our common stock are beyond our control, such as changes in financial estimates by industry and securities analysts, conditions or trends in the MMA and entertainment industries, announcements made by our competitors or sales of our common stock. These factors may materially adversely affect the market price of our common stock, regardless of our performance.

In addition, the public stock markets have experienced extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

There is no assurance of an established public trading market, and the failure to establish one would adversely affect the ability of our investors to sell their securities in the public market.

At present, there is no active trading market for the Company’s securities, and there can be no assurance that a trading market will develop. Our common stock is traded on the Pink Sheets. We intend to seek approval for trading on the NASDAQ Stock Market or the American Stock Exchange, but no assurance can be given that such trading will be approved, or if so approved, whether a viable trading market will develop. Even if such listing is obtained, we cannot assure you that our securities upon listing will continue to be listed on the NASDAQ Stock Market or the American Stock Exchange.

Factors which may adversely affect market prices of the Company’s common stock.

Market prices for our common stock will be influenced by a number of factors, including:

•	the issuance of new equity securities pursuant to a future offering or acquisition;

•	changes in interest rates;

•	competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	variations in quarterly operating results;

•	changes in financial estimates by securities analysts;

•	the depth and liquidity of the market for our common stock;

•	investor perceptions of our company and the mixed martial arts industry generally; and

•	general economic and other national conditions.

The Company may issue securities to strategic investors, which will be reported as a loss in our financial statements. This increase in reported loss in our financial statements may negatively impact the market price of the Company's common stock.

From time to time, we may enter into discussions with strategic investors, pursuant to which we will issue securities on terms that may be more favorable than the securities registered or sold pursuant to this registration statement. The issuance of such securities will be reported as a loss on our financial statements. The additional reported loss from the issuance of such securities, if material, may negatively impact the market price of the Company's common stock.

Shares eligible for future sale may adversely affect the market price of our common stock.

The Company’s previous registration statement on Form SB-2 was declared effective on May 14, 2007. The shares of common stock covered by that registration statement are freely tradable. Upon effectiveness of this registration statement, even more shares will become freely tradable. Furthermore, commencing in October 2007, our founding shareholders who received shares of our common stock in our reverse merger in October 2006 will be eligible to sell all or some of their shares of common stock, subject to certain limitations, by means of ordinary brokerage transactions in the open market pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. In general, pursuant to Rule 144, a shareholder (or shareholders whose shares are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell to the public within any three-month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale if the shares are listed on a national exchange or on NASDAQ. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitations, by a non-affiliate that has satisfied a two-year holding period. While our founding shareholders are subject to a lock-up of their shares, such lock-up may be waived by Hunter World Markets, Inc. or may not apply. Any substantial resale, and the possibility of substantial resales, of the common stock sold pursuant to this registration statement or under Rule 144 may have an adverse effect on the market price of our common stock by creating an excessive supply.

Our common stock is considered a “penny stock” and may be difficult to sell.

Our common stock is considered to be a “penny stock” since it meets the definition in Rule 3a-51-1 of the Securities Exchange Act of 1934. These include but are not limited to the following: (i) the stock trades at a price less than $5.00 per share; (ii) it is NOT traded on a “recognized” national exchange; (iii) the stock is NOT quoted on the NASDAQ Stock Market, or even if so, has a price less than $5.00 per share; or (iv) it is issued by a company with net tangible assets less than $2.0 million, if in business more than a continuous three years, net tangible assets less than $5.0 million, if in business for more than a continuous three years, or with average revenues of less than $6.0 million for the past three years. The principal result or effect of being designated a “penny stock” is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis.

Additionally, Section 15(g) of the Securities Exchange Act of 1934 and Rule 15g-2 promulgated thereunder by the SEC require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account.

Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be “penny stock.” Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 are uncertain, and if we fail to comply in a timely manner, our business could be harmed and our stock price could decline.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal controls over financial reporting. We believe that this requirement will first apply to our annual report for fiscal 2007. The standards that must be met for management to assess the internal controls over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal controls over financial reporting. If we cannot assess our internal controls over financial reporting as effective, or our independent registered public accountants are unable to provide an unqualified attestation report on such assessment, investor confidence and share value may be negatively impacted.

If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

As of June 30, 2007, the Company’s Chief Executive Officer and Chief Financial Officer had evaluated the effectiveness of the Company’s disclosure controls and procedures, and based on such evaluation, such officers have concluded that, the Company’s disclosure controls and procedures were not effective in ensuring that (i) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and (ii) information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The deficiencies in disclosure controls and procedures were related to the deficiencies in our internal control over financial reporting. In evaluating our internal controls as of December 31, 2006, our auditors noted several material weaknesses and a significant deficiency, which we are working to address. The material weaknesses noted were: (1) the Company inadequately maintained accounting records, (2) accounting policies and procedures were not formally documented, and (3) the accounting department did not have sufficient technical accounting knowledge. The significant deficiency noted was that an affiliate did not provide adequate accounting for funds advanced by the Company.

The Company has begun taking remediation steps to enhance its internal control over financial reporting and reduce control deficiencies. We are actively working to eliminate the internal control weaknesses and deficiency noted by: bringing all accounting and record maintenance in-house, implementing Microsoft Dynamics/Great Plains accounting software; formally documenting accounting policies and procedures; creating centralized, on-site document repositories and maintenance; and hiring personnel in the accounting and legal departments.

The Company intends to continue taking remediation steps to enhance its internal control over financial reporting and reduce control deficiencies.

Provisions in our certificate of incorporation and bylaws and under New Jersey law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the shareholders of our company may deem advantageous. These provisions:

•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	allow shareholders to request that we call a special meeting of our shareholders only if the requesting shareholders hold of record at least a majority of the outstanding shares of common stock;

•	provide that the board of directors is expressly authorized to make, alter, amend or repeal our bylaws; and

•	provide that business to be conducted at any special meeting of shareholders be limited to matters relating to the purposes stated in the applicable notice of meeting.

We do not foresee paying cash dividends in the foreseeable future.

We have not paid cash dividends on our stock and do not plan to pay cash dividends on our common stock in the foreseeable future.

FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements. For example, statements regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future product demand, supply, manufacturing, costs, marketing and pricing factors are all forward-looking statements. These statements are generally accompanied by words such as “intend,” “anticipate,” “believe,” “estimate,” “potential(ly),” “continue,” “forecast,” “predict,” “plan,” “may,” “will,” “could,” “would,” “should,” “expect” or the negative of such terms or other comparable terminology. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. However, these forward-looking statements are inherently subject to known and unknown risks and uncertainties. Actual results or experience may differ materially from those expected or anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, regulatory policies, competition from other similar businesses, and market and general policies, competition from other similar businesses, and market and general economic factors. This discussion should be read in conjunction with the condensed consolidated financial statements and notes thereto included in this prospectus.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we project. Any forward-looking statement you read in this prospectus reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy, and liquidity. All subsequent forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this prospectus, which would cause actual results to differ before making an investment decision. We are under no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock by the selling shareholders pursuant to this prospectus. All proceeds from the sale of the shares will be for the account of the selling shareholders. However, we will receive the proceeds from the exercise for cash, if any, of the warrants held by the selling shareholders for the underlying shares covered by this prospectus, assuming the selling shareholder. If such warrants to purchase 5,469,047 shares of common stock are exercised for cash, the total amount of proceeds we would receive is approximately $19,604,164. We expect to use the proceeds we receive from the exercise of the warrants, if any, for general working capital purposes. We will pay the expenses of registration of these shares, including legal and accounting fees.

DETERMINATION OF OFFERING PRICE

Our stock is trading on the Pink Sheets (PELE.PK). As of August 20, 2007 the price of our common stock was $15.00, which will likely fluctuate in the future. There is minimal trading of our stock. The stock market in general has experienced extreme stock price fluctuations in the past few years. Our trading market is highly illiquid. In some cases, these fluctuations have been unrelated to the operating performance of the affected companies. Many companies have experienced dramatic volatility in the market prices of their common stock. We believe that a number of factors, both within and outside our control, could cause the price of our common stock to fluctuate, perhaps substantially. Factors such as those described in this Prospectus under “Risks Related to Capital Structure” and the following could have a significant adverse impact on the market price of our common stock:

•	Our ability to obtain additional financing and, if available, the terms and conditions of the financing;

•	Our financial position and results of operations;

•	U.S. and foreign governmental regulatory actions;

•	The development of litigation against us;

•	Period-to-period fluctuations in our operating results;

•	Changes in estimates of our performance by any securities analysts;

•	Possible regulatory requirements on our business;

•	The issuance of new equity securities pursuant to a future offering;

•	Changes in interest rates;

•	Competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Variations in quarterly operating results;

•	Change in financial estimates by securities analysts;

•	The depth and liquidity of the market for our common stock;

•	Investor perceptions of us; and

•	General economic and other national conditions.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

At present, there is little active trading in the Company’s securities, and there can be no assurance that a greater active trading market will develop. Our common stock was only recently registered under the Securities Exchange Act so there is currently little publicly available information on the Company. Our securities are currently traded on the Pink Sheets, under the symbol “PELE.PK.” Our securities are not currently eligible for trading on any national securities exchange, the NASD’s automated quotation system, or the NASDAQ Stock Market, or other over-the-counter markets, including the Over-the-Counter Bulletin Board®. The Pink Sheets are an inter-dealer, over-the-counter market that provides significantly less liquidity than the NASDAQ Stock Market. Quotes for stocks included on the Pink Sheets are not listed in the financial sections of newspapers as are those for the NASDAQ Stock Market. Therefore, prices for securities traded solely on the Pink Sheets may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original offering price or at any price.

We intend to seek having our securities traded on the NASDAQ Stock Market or the American Stock Exchange. The NASDAQ Stock Market or the American Stock Exchange would provide greater liquidity for our common stock. No assurance can be given that such approval will be obtained or the timing thereof.

Holders

As of August 20, 2007, we have 46,422,085 shares of our common stock issued and outstanding. As of August 20, 2007, our shares of common stock are held by approximately 112 shareholders of record. This does not include an indeterminate number of beneficial owners of securities whose shares are held in the names of various dealers and clearing agencies. Currently, 45,494,143 shares are reserved for issuance pursuant to outstanding options and warrants.

DIVIDENDS

We have not declared or paid any cash dividends on our common stock, and we currently intend to retain future earnings, if any, to finance the expansion of our business. We do not expect to pay any cash dividends in the foreseeable future. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, operating results, capital requirements and other factors that the board of directors considers significant. We currently intend to retain our earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

OPERATIONS

Reverse Merger

On October 3, 2006, Real Sport, Inc., a privately-held California corporation, completed a reverse merger transaction with our company, a public “shell” company, whereby Real Sport became our wholly-owned subsidiary. For financial reporting purposes, Real Sport was considered the accounting acquirer in the merger and the merger was accounted for as a reverse merger. Accordingly, the historical financial statements presented herein are those of Real Sport and do not include our historical financial results. All costs associated with the reverse merger transaction were expensed as incurred.

History

Our Company was incorporated in 1992 in New Jersey. We marketed and distributed premium “branded apparel” such as shirts, hats and sweaters, with a sports or corporate logo, name or slogan applied by means of embroidering to the apparel. We ceased operations in early 2004 and have been inactive until the reverse merger.

Business

Real Sport was incorporated in California on September 19, 2006 to capitalize on the popularity and growth of mixed martial arts, a sport that has seen tremendous growth over the last several years, through taking advantage of the Internet to capture fans. We believe that the mixed martial arts industry is fragmented at the upper echelon level with minimal organized activity for the large numbers of mixed martial arts participants at the grassroots level. We plan to reach mixed martial arts participants through the efficient networking available over the Internet while developing and/or acquiring online products for both fans and fighters. We also plan to produce and promote live events featuring the top fighters in mixed martial arts to create an MMA grassroots Internet community. Our first live event was on February 10, 2007, at the Desoto Civic Center in Southampton, Mississippi, and was aired on the SHOWTIME channel, pursuant to the Exclusive Distribution Agreement with Showtime Networks, as described below in Business-Showtime. Our event featured former Ultimate Fighting Championship middleweight champion Frank Shamrock and Renzo Gracie as well as the first nationally televised women’s MMA match, featuring Gina Carano and Julie Kedzie. Of the ten fights from our event, five fights were streamed live onto our website, ProElite.com, and the other five were aired on the SHOWTIME channel. Since then, we co-promoted a live event with FEG USA, INC. on June 2, 2007 at the Los Angeles Memorial Coliseum, featuring popular MMA fighters, including Royce Gracie and Johnnie Morton, and co-sponsored a live event with StrikeForce on June 22, 2007 at the HP Pavilion in San Jose, California, featuring popular MMA fighters, including Frank Shamrock, Phil Baroni, Murila “Ninja” Rua and Joey Villasenor. On July 27, 2007, we produced a ShowXC event, broadcast on the SHOWTIME Channel, at the Chumash Casino in Santa Ynez, California.

Critical Accounting Policies and Estimates

We prepared the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Management periodically evaluates the estimates and judgments made. Management bases its estimates and judgments on historical experience and on various factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates as a result of different assumptions or conditions.

The following critical accounting policies affect the more significant judgments and estimates used in or to be used in the preparation of our consolidated financial statements.

Share-Based Payment

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” or SFAS 123(R). SFAS 123(R) requires all share-based payments, including grants of employee stock options to employees, to be recognized in the financial statements based on their grant date fair values. We use a Black Scholes model to establish the value of options and warrants granted. We adopted SFAS 123(R) effective August 10, 2006.

Revenues

We will recognize revenue when all four revenue recognition criteria have been met: (1) persuasive evidence of an arrangement exists; (2) the product has been delivered or the services rendered; (3) the price is fixed or determinable; and (4) collection is probable.

PLAN OF OPERATIONS

The Company revenue model encompasses production of live MMA events and distribution of content from those events. One part of the Company will encompass the producing, marketing, and distributing of live MMA events. The first event was held on February 10, 2007 at the Desoto Civic Center in Southampton, Mississippi, and was broadcast on the SHOWTIME channel. Our event featured former Ultimate Fighting Championship middleweight champion Frank Shamrock and Renzo Gracie as well as the first nationally televised women’s MMA match, between Gina Carano and Julie Kedzie. Of the ten fights from our event, five fights were streamed live onto our website, ProElite.com, and the other five were aired on the SHOWTIME channel. We expect to derive revenues from a variety of sources including live gate, pay per view, licensing, internet downloads, television, sponsorships, advertising, sale of merchandise consisting of hats, t-shirts, boxing gear, sweat gear, and concessions.

We have established an online community of MMA fans, fighters and organizations on our ProElite.com website. Our website includes forums, chats, message boards, internal communications, the ability to post photos, videos and other content, e-commerce and transaction engines. Our websites also feature footage from our live events, webcast events, and post-fight interviews with MMA fighters. We cross-promoted both our ProElite.com and EliteXC.com websites at all of our events, and will continue to cross-promote the websites at our live events in order to drive increased viewership and activity in both media.

The ProElite.com website features events and is a social networking website for MMA fans and fighters. The EliteXC.com website publicizes only our events.

The Internet website ProElite.com is built upon the intellectual property and tools that were acquired as part of the asset purchase from Lifelogger LLC. Revenue from the Internet side of our business comes from monthly subscriptions, advertising, sponsorship and internet downloads of events and the distribution of MMA content library. The Company’s first Internet event was broadcast live via the ProElite.com webcast on March 31, 2007 from Honolulu. On April 21, 2007 the Company broadcast two additional live MMA events on the ProElite.com website, one from London, England, and the other from Orange County, California.

We currently plan for six more live events in 2007, of which Showtime will broadcast three as ShoXC events, two as Showtime premium events and one as pay-per-view. For events that we solely produce, we plan to use our working capital as our source of funding for such live events.

We estimate that pay-per-view events can cost approximately $1.5 million to produce and generate revenues in excess of $2 million. However there is no guarantee that the costs incurred will not exceed $1.5 million or that the revenues generated will cover our actual costs. The next scheduled pay-per-view event is currently scheduled for early November 2007. Our source of funding for such live events is our working capital and proceeds received from our recent private placement of equity securities in July 2007. Anticipated revenues from live and pay-per-view events consist of ticket sales, concessions, sale of merchandise, and advertising revenue.

The following table provides estimated costs to produce live and pay-per-view events for the twelve months ending June 30, 2008. The figures below are only estimates, and are subject to change. There is no guarantee that our actual costs will not exceed the estimated costs below.

	9/30/07	12/31/07	3/31/08	6/30/08
LIVE EVENTS
Number of Events (*)	3	3	3	3
Estimated cost per event	$300,000 to $1,500,000	$300,000 to $1,500,000	$300,000 to $1,500,000	$300,000 to $1,500,000

PAY-PER-VIEW EVENT
Number of Events	0	1	1	1
Estimated cost per event	$0	$1,500,000	$1,500,000	$1,500,000
(*) Number includes pay-per-view events.

We do not currently have any registered patents, trademarks or licenses. However, we are currently registering several trademarks.

We expect to generate revenue from corporate sponsorships. We also anticipate future ancillary revenue streams from television, Internet reality shows, and branded merchandise, consisting of hats, t-shirts, sweatshirts, fight apparel, gloves, jackets and other similar items. Additionally, our live events generate content for our video library. We plan to generate revenue from our video library by direct download, DVD sales and video sales of such video content.

Liquidity and Capital Resources

On August 22, 2006, I-Fight, Inc. (now ProElite.com, a wholly owned subsidiary of Real Sport, Inc.) entered into a Term Credit Agreement with The Hunter Fund, an affiliated entity of the placement agent Hunter World Markets, Inc., for a $600,000 term loan with a maturity date of up to one year from the date of issuance. This loan was secured by all of I-Fight’s assets. Pursuant to the agreement, I-Fight obtained a bridge loan of $350,000 from The Hunter Fund and the remaining $250,000 came from Eric Pulier, David Marshall, Inc., Douglas DeLuca and Kurt Brendlinger (Real Sport’s shareholders or their affiliates), in connection with the private placement in October 2006, described above. There was no annualized interest. In connection with the bridge loan and immediately after the reverse merger in October 2006, we paid the lenders a flat interest payment of $75,000 and repaid the bridge loan out of the proceeds of the October 2006 private placement. In consideration of this bridge loan, we issued three-year warrants to the lenders to purchase an aggregate amount of 600,000 shares of common stock at a per share exercise price of $0.60.

We have financed operations and internal growth since October 2006 primarily through the private placement of equity securities. We received net proceeds of $8,950,000 from the private placement of equity securities on October 3, 2006, and received another $22,500,000 in gross proceeds from the private placement of equity securities in July 2007.

As of December 31, 2006, we had $7,295,825 of cash and cash equivalents on hand. As of June 30, 2007, we had $3,953,778 of cash and cash equivalents on hand.

We believe that available cash resources are likely to be sufficient to meet anticipated working capital requirements for at least the next 12 months. However, we may seek additional funding for possible acquisitions, expansion of existing operations or other purposes, or to the extent that our operations do not generate sufficient levels of profitability and cash flow. Should we seek to raise additional capital, there can be no assurances that such capital can be raised on satisfactory terms on a timely basis, if at all.

Our future capital requirements will depend upon many factors, including the acquisition of additional businesses and the expansion of our business operations.

Principal Commitments

At June 30, 2007, we have a non-cancelable lease commitment for office space. The terms of the lease call for us to make monthly rent payments through July 2012, totaling approximately $2,063,000.

Off-Balance Sheet Arrangements

At June 30, 2007, we did not have any transactions, obligations or relationships, other than the office lease described above, that could be considered off-balance sheet arrangements.

BUSINESS

Overview

The Company’s business plan is to capitalize on the popularity and growth of mixed martial arts in building a competitive fight brand, EliteXC, while also taking advantage of the Internet to capture fans, fighters and organizations in combat sports with its ProElite.com social networking site. MMA has seen substantial growth over the last several years as evidenced by its mainstream acceptance and increased pay-per-view buys and interest by national media including ESPN, CBS Sportsline, 60 Minutes and Sports Illustrated. We plan on reaching MMA fans and participants through normal marketing channels (print, television, radio) and harnessing the efficient networking available over the Internet. We are in the process of acquiring multiple on- and off-line brands to increase our entertainment properties, content libraries and tool set offerings for fighters, fans and organizations in and around MMA. EliteXC, our fight brand, produces and promotes live events featuring the top fighters in MMA while ProElite.com has created an MMA grassroots online social network. We cross-promote our Internet and live properties so that each can strengthen the other.

EliteXC has successfully run three events in the last six months, including the most recent event feature on pay-per-view on June 22, 2007. We co-promoted this event with Strikeforce, which drew a crowd of more than 10,000 at the HP Pavilion in San Jose, California, and featured popular fighters including Frank Shamrock, Phil Baroni, Murila “Ninja” Rua and Joey Villasenor. EliteXC plans to run at least one event per month for the rest of 2007 and 2008. On July 27, 2007, we produced a ShowXC event at the Chumash Casino in Santa Ynez, California. The Chumash event was broadcast live by Showtime. We currently have events scheduled on August 25, 2007 in Vicksburg, Mississippi and on September 15, 2007 in Honolulu, Hawaii. EliteXC has also signed some of the most exciting fighters in the sport to multiple fight contracts, including Frank Shamrock, Ninja Rua and Gina Carano.

ProElite.com has grown to over 44,000 registered members since its launch on February 1, 2007. ProElite.com has streamed six live events and garnered significant attention in the MMA community by featuring other fight brands in addition to EliteXC such as Cage Rage (London), ICON Sports (Hawaii), No Limits Gym (California) and Abu Dhabi (grappling tournament). In addition to providing tools for MMA fans, fighters and organizations, ProElite.com can replicate its offering to other combat sports.

Our business model includes partnering with (and creating) the best distribution channels for the video content created by our live events and on-line products. The distribution channels include Showtime, CBS Sportsline, other major portals as well as additional television network and cable channels. Each live event may generate up to thirty hours of MMA video footage. We have also finalized licensing deals for the right to thousands of hours of MMA and other combat footage. This footage can be edited into videos or other formats that can be sold on our ProElite.com website or used to market our fighters and future events. We also have recently entered into an agreement with Mark Burnett to pursue a reality TV series involving MMA.

Industry

MMA has been described as one of the fastest growing sports in America by CBS news in July 2007. Currently, the sport is licensed in more than 30 states and four provinces in Canada and a number of other states are attempting to license the sport. MMA is also extremely popular internationally with a number of its stars from other countries, including Brazil, United Kingdom, Japan and Korea. MMA matches have also taken place in many foreign countries. Our management believes that MMA is still a sport in its infancy with significant room to grow.

We believe there are over 25,000 gyms in the United States that teach some form of combat and over 20 million people participating in some form of combat training or martial arts. We plan to provide the entertainment content and online tools wanted by the fans, fighters and organizations of combat sports.

The Opportunity

We are exploiting the growing interest in MMA through the combination of a live fight event entertainment company (EliteXC) with an online social network (www.ProElite.com) centered on MMA fans, fighters and organizations. We are also developing deals with distribution channels to monetize the content derived from our growing video library and the video libraries that we acquire.

Before the launch of the ProElite.com website, there was no online social network for most MMA fighters, with the exception of the few superstars at the top. We continue to work at the grassroots level with the various MMA brands and companies across the country to identify, sign up and recruit fighters. ProElite.com helps each individual fighter develop his or her own brand awareness. With each individual fighter’s use of our website, we continue to create a growing community of MMA fans, fighters and organizations from around the world.

We are producing and acquiring an extensive library of content relating to MMA and other combat sports which will attract additional fans to the website and may generate future revenues. Such content will include live MMA and other combat events and content provided by fans, fighters and organizations that use ProElite.com.

There are various marketing tools that we plan to use to excite and incentivize the fans, fighters and organizations to participate in our online community, including contests, games, tournaments, and mobile applications.

Lifelogger

Effective November 30, 2006, Real Sport acquired the tangible and intellectual property assets of Lifelogger LLC, a Delaware limited liability company, in exchange for 4,000,000 shares of our common stock. The intellectual property acquired was a set of advanced social networking, online depository, and personalized content tools that we anticipate will provide much of the backbone for our online community. Its current capabilities include user generated customized sites, audio storage, video and messages, customer sign-up and tracking, blogging, web-links, and social networking. We anticipate that we will enter into an agreement to receive license fees from the sale of the LifeLogger blogging tool, which allows users to post content on their blog sites via web or mobile applications, to third party licensees.

Rumble World Entertainment

We have entered into a licensing agreement with Rumble World Entertainment, Inc. and Rumble World Entertainment, LLC as of November 13, 2006, pursuant to which Rumble World granted to us its exclusive rights to its trademarks and goodwill for a period of three years. The trademarks include: “RUMBLE WORLD ENTERTAINMENT”, “RWE”, “RUMBLE ON THE ROCK”, and “ROTR”. In exchange for the right to use Rumble World’s intellectual property, including its trademarks and trade names we issued to Rumble World a five-year warrant to purchase 750,000 shares of our common stock at an exercise price of $2.00 per share, which vests over a term of three years in 3 equal installments. As part of our agreement, we entered into a services agreement with two of Rumble World’s employees for their exclusive services. We are not obligated to conduct live events using the RWE brand. However, should we elect to put on a live event using the RWE brand we will share net revenues equally with Rumble World (after deducting expenses of production).

At the end of the three-year term, we have the option to purchase Rumble World for an amount to be determined at the three-year anniversary of the agreement, provided that the amount is no less than $7 million. This purchase price will be payable in cash, our common stock, or a combination of both. We are under no obligation to exercise this option.

Showtime

We entered into an exclusive distribution agreement with Showtime Networks Inc., pursuant to which Showtime Networks licensed the exclusive television rights in the United States to all MMA events produced by us for a term that commenced on November 9, 2006 and continues until December 31, 2009, unless the term is extended as set forth in the agreement. The agreement contemplates both regular SHOWTIME airings as well as pay-per-view specials in accordance with the following schedule:

Year	Showtime Events	Pay-Per-View Events
2007	4	2-4
2008	6-8	4-6
2009	8-12	6-10

As of August 20, 2007, we have completed 2 Showtime events and 2 pay-per-view event for the 2007 year.

Showtime Networks has certain rights to distribute the television rights in the events in international territories and has the right to participate in home video and other revenue streams derived from the events. All rights not granted to Showtime Networks are reserved to us. There are no license fees payable to us during 2007. License fees from Showtime Networks in 2008 and 2009 are payable to us, provided that the license fees be no less than $500,000 per Showtime event for the 2008 year and no less than $800,000 per Showtime event for the 2009 year. Net revenues from the exploitation of such Showtime events will be split between Showtime and us.

In connection with the agreement, we have also sold in a private placement to Showtime Networks an aggregate of 1,666,667 units, at a per unit price of $3.00, each unit consisting of three shares of common stock and a three-year warrant to purchase one share of common stock at a per share exercise price of $2.00. Additionally, we issued a seven-year warrant to purchase 2.5 million shares of our common stock to Showtime Networks at a per share exercise price of $2.00, in consideration of the funding provided to us. These warrants were exercisable as of the date of grant, January 5, 2007. We also issued a five-year warrant to purchase 2.5 million shares of our common stock to Showtime Networks at a per share exercise price of $2.00, in connection with our Exclusive Distribution Agreement with Showtime Networks, as described in further detail above. These warrants are exercisable upon the earlier of November 8, 2009 or the breach, if any, by us of the Exclusive Distribution Agreement. Pursuant to the investor rights agreement entered into with Showtime Networks in connection with the sale of our securities, we have granted Showtime Networks the right to appoint one member to our Board of Directors, and Santa Monica Capital Partners II, LLC, our largest shareholder, Gary Shaw, President of EliteXC Live and our director, and Douglas DeLuca, our Chief Executive Officer and director, have agreed to vote or cause to be voted all shares owned by it or him or over which it or he has voting control in whatever manner as necessary to ensure that at each annual or special meeting of shareholders at which an election of directors is held or pursuant to any written consent of the shareholders, Showtime Networks’ designee(s) will be elected to the Board of Directors.

Shamrock

We have entered into an Unarmed Combatant Promotional Agreement with Frank Shamrock, Inc., dated as of December 1, 2006 for the services of Frank Juarez “Shamrock”, pursuant to which Mr. Juarez or Shamrock granted the Company the exclusive right to promote him as a fighter in mixed martial arts, martial arts and unarmed combatant contests. In connection with the Unarmed Combatant Promotional Agreement, we have entered into a personal services Agreement with an affiliate of Shamrock. We issued 320,000 shares of common stock to Shamrock’s affiliate in exchange for his services as a spokesman and consultant for us and for his appearances at various ProElite events. Shamrock has a page on the ProElite.com website, which will include blog entries, live chats, on-camera interviews before and after events. Shamrock is also featured on our other website, EliteXC.com.

FEG USA, Inc.

We received a $695,084 fee pursuant to a letter of intent with FEG USA, Inc. dated as of March 2, 2007, in connection with a live event at the Los Angeles Coliseum on June 2, 2007. The event was aired on the SHOWTIME channel and pay-per-view.

Mark Burnett

Effective June 15, 2007, we entered into an agreement with Mark Burnett and JMBP, Inc., a California corporation wholly-owned by Mark Burnett, in connection with a television series involving MMA for the initial exhibition during prime time on one of the specified networks or cable broadcasters. JMBP (or a separate production services entity owned or controlled by JMBP) will render production services in connection with the series and will be solely responsible for and have final approval regarding all production matters, including budget, schedule and production location. It is anticipated that, as a condition to involvement in the series, each of the series contestants will sign a separate agreement with us or one of our affiliates for services rendered outside of the series. JMBP will own all rights to the series. The Company and JMBP will jointly exploit the Internet rights in connection with the series on ProElite.com and other websites controlled by the ProElite.com website. The Company will be entitled to a certain share of JMBP’s proceeds from the series. Subject to specified exceptions, JMBP and Mark Burnett have agreed to exclusivity with respect to mixed martial arts programming. The term of the agreement extends until the earlier of the end of the term of the license agreement with the broadcast of the series or the failure of JMBP to enter into such a license agreement by June 15, 2008.

In connection with the agreement, we have also sold in a private placement to Burnett warrants to purchase up to 17,000,000 shares of the Company's common stock. The warrants are divided into nine tranches with varying vesting dates. The warrants have an exercise price of $3.00 per share (subject to adjustment) as set forth in the warrant. The expiration date for a particular tranche of warrants is the latest to occur of (i) June 15, 2013; (ii) the date which is one year after the vesting date of any such tranche, and (iii) one year after the expiration of the term of the license agreement entered into with a broadcaster. The Company, Burnett and Santa Monica Capital Partners II, LLC, one of the Company's shareholders, entered into an Investor Rights Agreement providing certain registration rights with respect to the shares underlying the warrants, co-sale rights with Santa Monica Capital Partners II, LLC, restrictions on resale and board observation rights. The Subscription Agreement and warrant was amended on July 16, 2007 to, among other things, provide that 1,000,000 of the shares of common stock of the Company included in the warrant will not be subject to forfeiture under any circumstances, irrespective of whether or not a license agreement with a broadcaster is entered into.

Private Placements

On October 3, 2006, we sold an aggregate of 3,333,333 units, each unit consisting of three shares of common stock and a three-year warrant to purchase one share of common stock at a per share exercise price of $2.00, to accredited investors at a per unit price of $3.00, resulting in aggregate gross proceeds of $10,000,000. We paid to Hunter World Markets, Inc. as placement agent, a commission of 10% on the gross proceeds of the private placement and issued five year warrants to purchase common stock equal to 30% of the number of shares included in the units sold in the private placement offering, exercisable at $2.00 per share. For a period of two years, ending on October 3, 2008, the Company will appoint a designee of Hunter to our Board of Directors at Hunter’s request. Hunter has the right to replace such director and appoint a substitute director. On January 12, 2007, we filed a registration statement that registered 13,273,999 of these shares. This registration statement was declared effective on May 14, 2007.

Effective July 12, 2007, we entered into a Securities Purchase Agreement, dated June 29, 2007, with four institutional investors, whereby we issued and sold in a private placement 3,214,285 units for an aggregate purchase price of approximately $22,500,000. Each unit consisted of one share of our common stock and one-half of a five-year warrant to purchase one share of our common stock for $7.00 per share. In addition, on or about August 23, 2007, the investors purchased an additional 357,143 shares from certain of our shareholders, including officers, directors, and shareholders holding at least 5% of our outstanding common stock, and received warrants to purchase an additional 178,571 shares of common stock issued by us. We agreed to issue the additional warrants in consideration for the selling shareholders’ agreement to lock up their shares for a period of 18 months. Hunter World Markets, Inc. acted as the exclusive placement agent in the private placement on July 12, 2007, and received: (i) an aggregate commission fee of $2,500,000 ($2,250,000 from the Company and $250,000 from the selling shareholders mentioned in the previous sentence), (ii) warrants to purchase 3,571,428 shares of common stock, which expires on July 31, 2012, and (iii) subject to certain terms and conditions, the right to prominent signage at three of our scheduled events per year for a two year period commencing with the first full month following July 31, 2007, subject to certain exceptions. We also conferred upon Hunter the right to nominate up to two members of our Board of Directors, including Hunter’s existing designee, and for a period ending on the two-year anniversary of the effective date of this registration statement, the right of first refusal for any equity, convertible debt or debt financing entered into by us, other than certain financings with strategic investors. We further covenanted with Hunter to use best efforts as soon as practicable following July 31, 2007, subject to certain exceptions to apply for listing of our shares for trading on, and diligently attempt to be listed on, the Nasdaq Stock Market or the American Stock Exchange.

Competition

The MMA market is fragmented. According to MMA Weekly, the Ultimate Fighting Championship currently holds the first mover advantage and is the preeminent entity in the sport. In 2001, UFC was purchased from Semaphore Entertainment Group by ZUFFA, LLC, which is headed by Stations Casinos owners Frank Fertitta and Lorenzo Fertitta. The first event sold less than 4,000 tickets and took in just over $215,000 at the gate. A recent December 30, 2006 event sold approximately 12,000 tickets and took in over $5.3 million at the gate. The Ultimate Fighting Championship’s pay-per-view numbers also continue to rise, exemplifying the sport’s increased popularity. UFC is now consistently doing pay-per-view business on a similar level as big-time boxing. UFC has exceeded World Wrestling Entertainment in domestic orders. The Randy Couture-Chuck Liddell show in February 2006, which originally projected at 350,000 pay-per-view buys, is now estimated to top 400,000 buys. The final buy rate for the UFC 60 event will be in the range of 615,000 to 625,000 pay-per-view buys and the gross pay-per-view revenue will be approximately $25 million. The initial buy rate estimate for UFC 61 is expected to top 775,000 buys which equals to approximately $31 million in gross pay-per-view revenue. UFC recently announced its intent to acquire PRIDE, a popular mixed martial arts company based in Japan. Other notable participants in the MMA market include K-1, King of the Cage and Cage Rage.

Government Regulation

In various states in the United States and some foreign jurisdictions, athletic commissions and other applicable regulatory agencies require us to obtain licenses for promoters, medical clearances and/or other permits or licenses for performers and/or before we can promote and conduct our live events.

Employees

We currently have 37 full time employees and no part-time employees.

LEGAL PROCEEDINGS

On December 14, 2006, we received a demand letter from counsel for Wallid Ismail Promocoes E Eventos LTDA EPP and Wallid Ismail (collectively “Wallid”). The demand letter alleges that we entered into a “fully enforceable agreement” to compensate Wallid for allegedly assisting us in raising financing, and that we or our directors committed unspecified fraudulent acts, misappropriated Wallid’s “confidential and proprietary information,” and engaged in an “intentional and well-orchestrated scheme to wrongfully remove Wallid” as a principal of the Company.

The Company denies Wallid’s allegations, and denies that it has, or has breached, any obligations to Wallid. On January 2, 2007, the Company filed a lawsuit against Wallid in the Superior Court for the State of California, County of Los Angeles. In our lawsuit, we seek a judicial declaration that the allegations in the demand letter are false. In addition, the lawsuit alleges that Wallid has misappropriated the Company’s business plan and other confidential and proprietary information, that Wallid has been unjustly enriched at the Company’s expense, that Wallid is engaging in unfair competition with the Company, and that Wallid’s actions violate California Business and Professions Code sections 17200, et seq. On January 3, 2007, we sent the summons and complaint in the lawsuit to Wallid’s counsel, along with a request that Wallid’s counsel accept service of process. Service on Wallid was accomplished on February 28, 2007. The action was removed to the United States District Court for the Central District of California on March 27, 2007.

In mid-January, 2007, Wallid filed suit in the United States District Court for the District of New Jersey against the Company, Doug DeLuca, David Marshall, Kurt Brendlinger, Eric Pulier, and Santa Monica Capital Partners. On February 1, 2007, having not served the original complaint, Wallid filed an amended complaint. Wallid alleges that the “defendants” formed I-Fight, Inc. with Wallid, that Wallid owned 40% of I-Fight, Inc., that the parties formed Real Sport, Inc. to serve as a holding company for I-Fight, Inc. and Wallid was given a 40% equity interest in Real Sport, and that the defendants agreed to pay Wallid a salary of $250,000 per year to organize and promote mixed martial arts events for I-Fight, Inc. Wallid alleges that the defendants then ousted him from the venture on the eve of a private offering and subsequent reverse merger to take I-Fight, Inc. public. Wallid alleges that his shares in Real Sport should have been exchanged for an interest in the Company and seeks a judicial declaration that he is the owner of a 23.53% to 26.67% equity interest in the Company. Wallid also seeks damages in excess of $75,000 and punitive damages of no less than $10 million. The Company denies Wallid’s allegations and intends to assert a vigorous defense. Procedurally, the Company was deemed to be served with process in this action on March 29, 2007, and filed a Motion to Dismiss, Stay, or Transfer the New Jersey action to California on April 18, 2007. This motion was granted on June 27, 2007, and the case will be transferred to the United States District Court for the Central District of California.

On March 22, 2007, Zuffa, LLC filed a complaint against Showtime Networks and the Company in which it alleges that the defendants infringed Zuffa’s copyrights for footage from certain Ultimate Fighting Championship events and alleges that the defendants utilized portions of Zuffa’s copyrights in the televised broadcast of the February 10, 2007 MMA event that was held at the Desoto Civic Center in Southaven, Mississippi. Zuffa has alleged causes of action for copyright infringement and unfair competition, and seeks injunctive relief, compensatory damages or statutory damages, and litigation expenses. Zuffa has not specified the amount of monetary damages it seeks. The Company and Showtime have filed a motion to dismiss the case, and the parties to the lawsuit are currently waiting for a decision from the court.

MANAGEMENT

The following table and text set forth the names of all directors and executive officers of our Company as of August 20, 2007. The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. There are no family relationships between or among the directors, executive officers or persons nominated by our Company to become directors or executive officers. The brief descriptions of the business experience of each director and executive officer and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws are provided herein below.

Our directors and executive officers are as follows:

Name	Age	Position
David M. Marshall	44	Chairman and Director
Gary Shaw	62	President of EliteXC Live and Director
Douglas DeLuca	40	Chief Executive Officer, President, Director
William Kelly	43	Chief Operating Officer
Edward Hanson	59	Chief Financial Officer
Kurt Brendlinger	45	Secretary, Director
Kelly Perdew	40	President of ProElite.com
Gary Margolis	44	Director
Bryon Rubin	37	Director
Dale Bolen	39	Controller

Biographies of Directors, Executive Officers and Key Employee:

David Marshall joined us in October 2006, and is a co-founder of Youbet.com, Inc. (NASDAQ:UBET), the largest legal online gaming company in the U.S. based on total wagers. Mr. Marshall has served as Vice Chairman of the Youbet Board since September 2002. Youbet currently processes over $7 billion of wagering annually. Since December 1999, Mr. Marshall has also been a financial principal and/or consultant to various emerging growth companies providing finance, acquisition and operational expertise. He was also instrumental in the funding of InterMetro Communications Inc., a Voice-Over-Internet-Protocol company. In September 2005, Mr. Marshall founded NUI, LLC, a food and beverage, media and entertainment company focused solely on encouraging children to be smart, fit and happy. Mr. Marshall is also the Chief Executive Officer and Chairman of the Board of Directors of Santa Monica Media Corporation (AMEX:MEJ), a special purpose acquisition corporation.

Gary Shaw joined us in October 2006, and is currently President and Chief Executive Officer of Gary Shaw Productions, LLC, which he founded in 2002. Since 1999, Mr. Shaw has served as the Chief Operating Officer of Main Events, a boxing promotional company, in the position of Chief Operating Officer. Mr. Shaw began his professional affiliation with boxing in 1971, when he was appointed Inspector to the New Jersey State Athletic Control Commission.

Douglas DeLuca joined us in October 2006. From May 2002 to the present, Mr. DeLuca is a co-executive producer for ABC’s high profile, late-night vehicle, “Jimmy Kimmel Live.” From January 1998 to May 2002, Mr. DeLuca co-executive produced the first four seasons of Comedy Central’s original sketch comedy series, “The Man Show,” which starred Jimmy Kimmel and Adam Corolla.

William Kelly joined us in October 2006 as Chief Operating Officer. Mr. Kelly also served ProElite.com as its President until January 8, 2007. Prior to joining us, Mr. Kelly served as Chief Operating Officer of Television Korea 24 Inc., a company he co-founded in June 2003. From May 2001 to June 2003, Mr. Kelly served the Extreme Sports Channel in the capacity of International Chief Operating Officer, tasked with launching the network in international markets.

Edward Hanson joined us in December 2006. Prior to joining us, Mr. Hanson served as Chief Operating Officer and Chief Financial Officer of P&G Enterprises, Inc. (P&G), a Panamanian corporation, from October 2003 to October 2006. From February 2002 to October 2003, Mr. Hanson acted in a consulting capacity to a major telecommunications company. Mr. Hanson was the CFO of Gold Systems, Inc. from September 2000 to February 2002.

Kurt Brendlinger joined us in October 2006. Mr. Brendlinger has been a partner of Santa Monica Capital Partners, LLC, a consulting firm, since June 2005, where he is responsible for corporate and business development and strategy, capital raising, and seeking investment opportunities. Since July 2004, Mr. Brendlinger has been the Managing Director of Aaron Fleck & Associates, LLC, a registered investment advisor where he is responsible for deal sourcing, capital raising, venture capital and private equity investments and asset management. From January 2002 to June 2004, Mr. Brendlinger was Chief Executive Officer and President of Rainmakers, Inc., an Internet marketing services company for the entertainment industry and currently serves as its Chief Executive Officer. Mr. Brendlinger is the Chief Financial Officer and a Director of Santa Monica Media Corporation (AMEX:MEJ), a special purpose acquisition corporation, and is also the Chief Financial Officer and Chairman of the Board of Directors of Quest Group International, Inc. (OTCBB:QSTG), a biotechnology company.

Kelly Perdew joined our subsidiary, ProElite.com, in January 2007. Mr. Perdew has been the Managing Director of Angel Venture Partners, LP, a venture capital firm, since June 2006, which requires less than ten hours a week of Mr. Perdew’s time. Since January 2004, Mr. Perdew has provided executive advisory and consulting services for Perdew Properties, LLC. From February 2001 to December 2004, Mr. Perdew served as President and Chief Executive Officer of The Layoff Lounge, an event production company that he co-founded. Mr. Perdew served as the President of CoreObjects Software, Inc., an offshore software developer, from March 2001 to December 2004. Mr. Perdew served as the CEO of MotorPride, LLC, an online community for motor enthusiasts that he co-founded, from January 2004 to January 2006 when he sold it to ZAG.com. Mr. Perdew was also the winner of Season 2 of the reality show, The Apprentice, and served as an Executive Vice President in The Trump Organization from January 2005 to February 2006.

Gary Margolis joined us in April 2007. Mr. Margolis has been a Certified Public Accountant in the state of California for over 15 years and specializes in income tax. Mr. Margolis has been the Chief Executive Officer of Gary A. Margolis Accountancy Corporation since December 1994, which currently has over 4,500 clients. Mr. Margolis has been the Chief Executive Officer of Athlete’s Exclusive Inc., which provides industry talent books for clients such as ESPN. From August 1991 to December 1994, Mr. Margolis has worked as the controller for Beverly Hills Sports Council, Inc., a baseball sports agent based in Beverly Hills, California.

Bryon Rubin joined us in May 2007. Mr. Rubin has served as Vice President, Corporate Development for CBS Corporation since January 2006. Prior to that, he held various corporate positions at CBS Corporation including Vice President, Mergers and Acquisitions. Prior to joining CBS Corporation in 1999, Mr. Rubin was an associate at investment banking firm, Alex Brown, and prior to that he was a certified public accountant for Coopers & Lybrand.

Dale Bolen joined us in July 2007. Prior to joining us, Mr. Bolen served as Director of Finance for TagWorld, Inc., a Delaware corporation that supports a social networking Internet website, from February 2006 to June 2007. From May 2002 through February 2006, Mr. Bolen co-founded and served as Chief Financial Officer of BioRenew Labs, LLC, a Delaware limited liability company, which designs, manufactures and markets consumer products. Mr. Bolen has been a Certified Public Accountant in the state of California since July 1995.

Audit Committee

Our directors, Gary Margolis and David Marshall, are members of our audit committee. Mr. Margolis is the audit committee financial expert serving on our audit committee. None of the members on our audit committee is considered to be an “independent director” as defined for members of the Audit Committee by NASDAQ Marketplace Rules.

Compensation Committee

Our directors, Gary Margolis and David Marshall, are members of our compensation committee. None of the members on our compensation committee is considered to be “independent directors” as defined for members of the Compensation Committee by NASDAQ Marketplace Rules.

Committees

Our Board of Directors has no committees other than the Audit Committee and the Compensation Committee.

Director Independence

Gary Margolis and Bryon Rubin would be considered “independent directors” as defined by NASDAQ Marketplace Rules.

Resignation

James Kimmel served on our Board of Directors from January 8, 2007 through January 22, 2007.

EXECUTIVE COMPENSATION

The following table summarizes compensation paid, or earned by our Chief Executive Officer and the other two Chief Executive Officers of our subsidiaries, EliteXC Live and ProElite.com (the “Named Executive Officers”). With the exception of Randall Drew, who received no compensation, none of our officers received annual compensation that exceeded $100,000, as each began serving the Company in October 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($)		Option Awards ($)	All Other Compensation ($)		Total ($)
Douglas DeLuca, Chief Executive Officer	2006	51,026	0		0	--		51,026
William Kelly, Chief Executive Officer of ProElite.com	2006	42,005	0		152,240	4,000	(1)	198,245
Gary Shaw, Chief Executive Officer of Elite XC Live	2006	61,859	84,556	(2)	0	30,000	(3)	176,415
Robert Jaffe, former Chief Executive Officer of ProElite	2006	None	0		0	0		0
Randall Drew,	2006	None	0		0	0		0
former Chief Executive Officer of ProElite	2005	None	0		0	0		0

(1) William Kelly received $4,000 in fees for consulting services provided prior to his full-time employment as the Company’s Chief Operating Officer for the period from August 2006 to October 2006.

(2) Gary Shaw received a warrant to purchase up to 250,000 shares of common stock, exercisable at $2.00 per share. The amount shown represents the fair value of the warrants as of December 31, 2006.

(3) Gary Shaw received $10,000 per month for housing allowances in the Los Angeles area.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding the unexercised options, stock and options that have not yet vested for each Named Executive Officer as of the end of the fiscal year ended December 31, 2006.

	Option Awards (1)
Name	Number of Securities Underlying Unexercised Options/Warrants (#) Exercisable	Number of Securities Underlying Unexercised Options/Warrants (#) Unexercisable		Option / Warrant Exercise Price ($)	Option / Warrant Expiration Date

Douglas DeLuca	25,000	0		$0.60	October 3, 2009
Edward Hanson	0	400,000	(2)	$2.00	December 10, 2016
William Kelly	0	400,000	(3)	$2.00	October 2, 2016
Gary Shaw	250,000	0		$2.00	November 25, 2011
Randall Drew	0	0		N/A	N/A

(1)
Through June 30, 2007, and 50,000 options have vested to Mr. Hanson, Since December 31, 2006, the Company granted Mr. Kelly 75,000 options with an exercise price of $3.25. These options vest quarterly over three years.

(2)	Options vest in the amount of 50,000 vested through June 30, 2007.

(3)	Options in the amount of 66,667 vested through June 30, 2007.

Stock Awards

As of June 30, 2007, we made no stock awards.

2006 Stock Option Plan and Option Grants in 2006

In 2006, we adopted a Stock Option Plan under which we had reserved a total of 5,000,000 shares of our common stock for issuance pursuant to stock options that may be awarded to directors, officers, employees and consultants under the plan. On May 3, 2007, the holders of a majority of the outstanding shares of our common stock approved an amendment to the Stock Option Plan to increase the number of shares reserved to 8,000,000. Administration of the Stock Option Plan is carried out by our Board of Directors or any committee of the Board of Directors to which the Board of Directors has delegated all or a portion of responsibility for the implementation, interpretation or administration of the Stock Option Plan. Our employees, officers and directors (including employees, officers and directors of our affiliates) are eligible to participate in the Stock Option Plan.

Prior to May, 2007, the Option Plan was administered by the entire Board of Directors. Since that time, we have created a Compensation Committee that currently administers the Option Plan. During the fourth quarter of 2006, we granted options for 1,570,000 shares at an exercise price of $2.00 per share. As of December 31, 2006, there were outstanding options under our Option Plan to purchase approximately 1,570,000 shares of our common stock at an exercise price of $2.00 per share. During the first two quarters of 2007, we granted additional options of 3,105,000 shares at a weighted average exercise price of $2.27 per share. As of June 30, 2007, there were outstanding options under our Option Plan to purchase approximately 3,931,000 shares of our common stock at an exercise price of $2.00 per share, approximately 275,000 shares of our common stock at an exercise price of $3.25 per share, and approximately 125,000 shares of our common stock at an exercise price of $6.00 per share.

Aggregated Option Exercises in 2006 and Option Values at June 30, 2007

As of June 30, 2007, no options had been exercised.

Long-Term Incentive Plan Awards in 2006

As of June 30, 2007, we had no long-term incentive plans.

Compensation of Directors

Members on our Board are not compensated for any services provided as directors.

Equity Compensation Plan Information

The following table summarizes the security authorized for issuance under our employee stock option plan for the year ended December 31, 2006:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (1)
Equity compensation plans approved by security holders	1,570,000	$2.00	3,430,000
Equity compensation plans not approved by security holders	-	-	-
Total	1,570,000	$2.00	3,430,000
(1) On May 3, 2007, the holders of a majority of the outstanding shares of our common stock approved an amendment to the Stock Option Plan to increase the number of shares reserved to 8,000,000.

Employment Agreements; Compensation

Douglas DeLuca serves as our Chief Executive Officer and President on a non-exclusive basis. On October 3, 2006, we entered into an agreement for Mr. DeLuca’s services as Chief Executive Officer with Legacy of Life Entertainment, Inc., a company owned by Mr. DeLuca. Mr. DeLuca is an employee of Legacy of Life. Under our agreement with Legacy of Life, we agreed to pay to Mr. DeLuca $200,000 per year and a minimum bonus of $50,000 at the end of each year, subject to the discretion of our Board of Directors. Under this agreement, Legacy of Life has agreed to make Mr. DeLuca available to us so that he may perform duties that may be assigned to him from time to time by our Board of Directors to the satisfaction of the Board. Mr. DeLuca devotes an average of at least 40 hours per week to the Company. This Agreement can be terminated by either of us for cause or by Legacy of Life for good reason, as defined in the agreement.

Gary Shaw serves as EliteXC Live’s President on a non-exclusive basis. On October 3, 2006, we entered into an agreement for Mr. Shaw’s services as EliteXC Live’s President with Gary Shaw Productions MMA, LLC, a company owned by Mr. Shaw. Mr. Shaw is an employee of Gary Shaw Productions. Under our agreement with Gary Shaw Productions, we agreed to pay to Mr. Shaw $250,000 per year, subject to a minimum increase of 5% at the end of each 12-month period ending on September 30, and housing allowances in the Los Angeles area. Under this agreement, Gary Shaw Productions has agreed to make Mr. Shaw available to us so that he may perform duties that may be assigned to him from time to time by our Board of Directors to the satisfaction of the Board. Mr. Shaw devotes an average of at least 40 hours per week to the Company. This Agreement can be terminated by either of us for cause or by Gary Shaw Productions for good reason. Additionally, in November 2006, Mr. Shaw received a warrant to purchase up to 250,000 shares of common stock, exercisable at $2.00 per share for consulting services provided to the Company.

William Kelly is employed as our Chief Operating Officer under an employment agreement that provides a minimum annual salary of $175,000. Mr. Kelly’s agreement also provides for the issuance of 400,000 options to purchase the Company common stock at $2.00 per share with vesting over three years. Mr. Kelly’s employment agreement presently expires on September 30, 2009. This agreement was entered into with Mr. Kelly on October 3, 2006, and provides discretion for our Board of Directors to increase the annual salary based upon our and Mr. Kelly’s performance. The agreement provides for indemnification of Mr. Kelly for decisions made in good faith while performing services for us.

Edward Hanson serves as our Chief Financial Officer under an employment agreement that provides a minimum annual salary of $175,000, moving expenses of up to $10,000, and a housing allowance of up to $3,000 per month for a period of six months. Mr. Hanson’s employment agreement presently expires on November 30, 2010. Mr. Hanson’s agreement also provides for the issuance of 400,000 options to purchase the Company’s common stock at $2.00 per share with vesting over four years. This agreement was entered into with Mr. Hanson on December 12, 2006, and provides discretion for our Board of Directors to increase the annual salary based upon our and Mr. Hanson’s performance. The agreement provides for indemnification of Mr. Hanson for decisions made in good faith while performing services for us.

Kelly Perdew serves as ProElite.com’s President under an employment agreement that provides a minimum salary of $225,000, subject to a minimum increase of 5% at the end of each calendar year. Mr. Perdew’s employment agreement presently expires on December 31, 2011. Mr. Perdew’s agreement also provides for the issuance of options to purchase up to 1,700,000 shares of our common stock at $2.00 per share, 340,000 of which vested immediately on January 8, 2007. The remaining 1,360,000 options will vest in equal monthly installments during the term of the agreement. The agreement provides that in the event the Company pays any bonuses to its senior executives, Mr. Perdew will receive a bonus of no less than $50,000 for that calendar year. The agreement provides for indemnification of Mr. Perdew for decisions made in good faith while performing services for us. Mr. Perdew and the Company signed his employment agreement on February 16, 2007, with an effective date of January 8, 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table sets forth, as of August 20, 2007, certain information regarding beneficial ownership of our common stock by (i) each person or entity who is known by us to own beneficially more than 5% of the outstanding shares of common stock, (ii) each of our directors, and (iii) all directors and executive officers as a group. As of August 20, 2007, there were 46,422,085 shares of our common stock issued and outstanding. In computing the number and percentage of shares beneficially owned by a person, shares of common stock that a person has a right to acquire within sixty (60) days of August 20, 2007, pursuant to options, warrants or other rights are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person. Unless otherwise indicated, the address for each shareholder listed in the following table is c/o ProElite, Inc., 12121 Wilshire Boulevard, Suite 1001, Los Angeles, California 90025. This table is based upon information supplied by directors, officers and principal shareholders.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class
Officers, Directors and 5% shareholders
David Marshall (2)(3)(5)	4,530,330		6.7%

Kurt Brendlinger (2)(4)(5)	4,498,248		6.7%

Douglas DeLuca (6)	4,472,759		6.7%

Gary Shaw (7)	2,714,648		4.0%

William Kelly(8)	133,477		*

Edward Hanson(9)	69,858		*

Kelly Perdew(10)	541,889		*

Gary Margolis 343 N. Lima Street Sierra Madre, CA 91024	-		*

Bryon Rubin(11) c/o CBS Corporation 51 W. 52nd St New York, NY 10019	-		*

All Officers and Directors as a group (nine persons)	16,961,210		25.2%

Lifelogger LLC (5) 11845 W. Olympic Blvd., #1125W Los Angeles, CA 90064	3,948,579		5.9%

Santa Monica Capital Partners II, LLC (3)(5) 11845 W. Olympic Blvd., #1125W Los Angeles, CA 90064	12,030,316		17.9%

Eric Pulier (2)(5)(12) 11845 W. Olympic Blvd., #1125W Los Angeles, CA 90064	4,528,356		6.7%

Hunter World Markets, Inc.	7,276,428	(14)	10.8%
9300 Wilshire Blvd., Penthouse Beverly Hills, CA 90212

European Catalyst Fund	2,783,332	(15)	4.1%
c/o Hunter World Markets, Inc. 9300 Wilshire Blvd., Penthouse Beverly Hills, CA 90212

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class
Absolute Octane Fund	4,655,476	(16)	6.9%
c/o Hunter World Markets, Inc. 9300 Wilshire Blvd., Penthouse Beverly Hills, CA 90212
Absolute Return Europe Fund	4,000,000	(17)	6.0%
c/o Hunter World Markets, Inc. 9300 Wilshire Blvd., Penthouse Beverly Hills, CA 90212
Absolute East West Fund	316,667	(18)	*
c/o Hunter World Markets, Inc. 9300 Wilshire Blvd., Penthouse Beverly Hills, CA 90212
Absolute Large Cap Fund	250,000	(19)	*
c/o Hunter World Markets, Inc. 9300 Wilshire Blvd., Penthouse Beverly Hills, CA 90212
Absolute Activist Value Fund	1,135,000	(20)	1.7%
c/o Hunter World Markets, Inc. 9300 Wilshire Blvd., Penthouse Beverly Hills, CA 90212
Showtime Networks Inc.(11)(13)	9,930,557		14.8%
1633 Broadway New York, NY 10019

* Less than 1%.

(1)	Does not include shares of common stock registered in this offering by certain of the Selling Shareholders.

(2)
3,205,665 of the shares reported by each of David Marshall, Kurt Brendlinger, and Eric Pulier are owned through their beneficial ownership of Santa Monica Capital Partners II, LLC. Messrs. Marshall, Brendlinger and Pulier each beneficially own 33 1/3% of Santa Monica Capital Partners II, LLC. 804,441 of the shares reported by each of David Marshall, Kurt Brendlinger, and Eric Pulier are owned through their beneficial ownership of Lifelogger, LLC, which is beneficially owned through their ownership of Santa Monica Capital Partners II, LLC. Each of Messrs. Marshall, Brendlinger and Pulier disclaims beneficial ownership of shares of our common stock in excess of his percentage ownership of Santa Monica Capital Partners II, LLC.

(3)
Mr. Marshall’s interest in Santa Monica Capital Partners II, LLC is held indirectly by Santa Monica Capital, LLC, of which he is the sole member. The remaining 395,225 shares are owned through Santa Monica Capital, LLC. Mr. Marshall is also the sole shareholder of David Marshall, Inc., which owns a warrant to purchase 125,000 shares of common stock at an exercise price of $0.60 per share, which expires on October 3, 2009.

(4)
Mr. Brendlinger’s interest in Santa Monica Capital Partners II, LLC is held indirectly by E’s Holdings, Inc., of which he is the sole shareholder. The remaining 413,143 shares are owned through E’s Holdings, Inc. Mr. Brendlinger also owns a warrant to purchase 75,000 shares of common stock at an exercise price of $0.60 per share, which expires on October 3, 2009.

(5)
Santa Monica Capital Partners II, LLC is the record owner of 9,616,994 shares of our common stock and beneficially owns 2,413,322 shares of our common stock by reason of its 61% ownership interest of Lifelogger, LLC. Santa Monica Capital Partners II disclaims beneficial ownership of shares of our common stock in excess of its percentage ownership of Lifelogger LLC. As described above in notes 2 thru 4, Messrs. Marshall, Brendlinger and Pulier beneficially own shares of our common stock by reason of their membership ownership of Santa Monica Capital Partners II, LLC.

(6)	Douglas DeLuca also holds a warrant to purchase 25,000 shares of common stock at an exercise price of $0.60 per share, which expires on October 3, 2009.

(7)	Gary Shaw holds a warrant to purchase 250,000 shares of common stock at $2.00 per share, which expires on November 25, 2011.

(8)
William Kelly does not own any shares of common stock. The number of shares reported as beneficially owned by Mr. Kelly are shares of common stock underlying the options granted to Mr. Kelly pursuant to his employment agreement. Mr. Kelly holds an option to purchase 393,894 shares of common stock at $2.00 per share with vesting over three years ending October 2, 2009, and was granted an option in April 2007 to purchase 75,000 shares of common stock at $3.25 per share with vesting over three years ending April 30, 2010.

(9)
Edward Hanson does not own any shares of common stock. The number of shares reported as beneficially owned by Mr. Hanson are shares of common stock underlying the options granted to Mr. Hanson pursuant to his employment agreement. Mr. Hanson holds an option to purchase 394,858 shares of common stock at $2.00 per share with vesting over four years ending December 10, 2010.

(10)
Kelly Perdew does not own any shares of common stock. The number of shares reported as beneficially owned by Mr. Perdew are shares of common stock underlying the options granted to Mr. Perdew pursuant to his employment agreement. Mr. Perdew holds an option to purchase 1,678,146 shares of common stock at $2.00 per share, of which 522,146 have vested or will vest within the next 60 days. Mr. Perdew also holds warrants to purchase 15,000 and 5,000 shares of common stock at $2.00 per share, which expire on October 15, 2011 and December 15, 2011, respectively.

(11)
Bryon Rubin was appointed to the Board of Directors pursuant to the exclusive distribution agreement with Showtime Networks, Inc., dated November 8, 2006 and the investor rights agreement entered into with SNI, dated January 3, 2007.

(12)
Mr. Pulier’s interest in Santa Monica Capital Partners II, LLC is held indirectly by New Vision Ventures, LLC, of which he is Manager. The remaining 493,251 shares are owned through New Vision Ventures, LLC. Mr. Pulier also owns a warrant to purchase 25,000 shares of common stock at an exercise price of $0.60 per share, which expires on October 3, 2009.

(13)
Consists of 5,000,001 shares of our common stock and warrants to purchase up to 1,166,667 shares of our common stock at $2.00 per share, owned of record by Showtime Networks Inc., a wholly owned subsidiary of CBS Corporation. Showtime also has a warrant to purchase an additional 2,500,000 shares of our common stock at $2.00 per share upon the earlier of November 8, 2009 and the date when the Exclusive Distribution Agreement, described above under Description of Business, is terminated due to a breach on our part, if any. Showtime also has a warrant to purchase 2,500,000 sahres of our common stock at $2.00 per share with vesting over three years ending November 8, 2009.

(14)
Includes 575,000 shares of common stock owned by Hunter World Markets, Inc. and 30,000 shares of common stock controlled by a principal of Hunter World Markets, Inc.. Includes a warrant to purchase 350,000 shares of common stock at an exercise price of $0.60 per share. The number of shares reported includes a warrant to purchase 2,750,000 shares of common stock at an exercise price of $2.00 per share, which is not exercisable until October 3, 2007. Includes a warrant to purchase 3,571,428 shares of common stock at an exercise price of $7.00 per share, which expires on July 31, 2012.

(15)	Includes 1,199,99 shares of common stock and a warrant to purchase 1,583,333 shares of common stock at an exercise price of $2.00 per share.

(16)	Includes 3,381,428 shares of common stock and warrants to purchase 833,333 and 440,715 shares of common stock at exercise prices of $2.00 and $7.00 per share, respectively.

(17)	Includes 2,750,000 shares of common stock and warrants to purchase 250,000 and 1,000,000 shares of common stock at exercise prices of $2.00 and $7.00 per share, respectively.

(18)	Includes 100,000 shares of common stock and warrants to purchase 166,667 and 50,000 shares of common stock at exercise prices of $2.00 and $7.00 per share, respectively.

(19)	Includes a warrant to purchase 250,000 shares of common stock at an exercise price of $2.00 per share.

(20)	Includes 590,000 shares of common stock and warrants to purchase 250,000 and 295,000 shares of common stock at exercise prices of $2.00 and $7.00 per share, respectively.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

This section describes the transactions we have engaged in with persons who were directors, officers or affiliates at the time of the transaction, and persons known by us to be the beneficial owners of 5% or more of our common stock as of August 20, 2007.

During the period ended December 31, 2006, we borrowed and repaid $250,000 from certain of our shareholders, David Marshall, Inc., Eric Pulier, Douglas DeLuca and Kurt Brendlinger, under a bridge loan agreement, pursuant to which we issued warrants for an aggregate number of 250,000 shares of our common stock to these shareholders. David Marshall, Inc., an affiliate of our Chairman and director, David Marshall, received a warrant for 125,000 shares of our common stock; Eric Pulier, a major shareholder through his ownership interest in Santa Monica Capital Partners II, LLC, received a warrant for 25,000 shares of our common stock; Douglas DeLuca, our Chief Executive Officer, received a warrant for 25,000 shares of our common stock; and Kurt Brendlinger, our Secretary and a Director, received a warrant for 75,000 shares of our common stock. The warrants have an exercise price of $0.60 per share. The deemed annual interest rate on this loan was 393%. The interest rate is calculated based on the fair value of the warrants using the Black-Scholes model, the cash paid as interest, and the number of days the loan was outstanding. The loan was payable at the earlier of a closing of a private placement or six months from date of issuance. The private placement closed approximately 60 days after the date of issuance, at which time the loan was repaid.

During the period ended December 31, 2006, we borrowed and repaid $350,000 from Hunter World Markets, Inc., under the placement agent agreement, dated August 15, 2006, pursuant to which Hunter World received a bridge warrant for 350,000 shares of our common stock, which has an exercise price of $0.60 per share. The deemed annual interest rate on this loan was 393%. The interest rate is calculated based on the fair value of the warrants using the Black-Scholes model, the cash paid as interest, and the number of days the loan was outstanding. The loan was payable at the earlier of a closing of a private placement or six months from date of issuance. The private placement closed approximately 60 days after the date of issuance, at which time the loan was repaid. In connection with its services as a placement agent in our October 2006 private placement offering, we paid to Hunter a commission of $1,000,000 and issued a five-year warrant to purchase up to 3,000,000 shares of common stock at an exercise price of $2.00 per share. In connection with its services as a placement agent in our July 2007 private placement offering, we paid to Hunter a commission of $2,250,000 and issued a five-year warrant to purchase up to 3,517,428 shares of common stock at an exercise price of $7.00 per share. Hunter also has the right to nominate up to 2 members to our Board of Directors, including Hunter’s existing designee.

We have entered into a three-year term consulting agreement ending on September 30, 2009, with Santa Monica Partners II, LLC, a Delaware limited liability company whose members include Kurt Brendlinger, our Secretary and a director, David Marshall, our Chairman and a director, and Eric Pulier. Pursuant to this agreement, we pay a monthly consulting fee of $30,000 to Santa Monica Capital for services relating to strategic planning, investor relations, acquisitions, corporate governance and financing.

We have entered into an exclusive distribution agreement with Showtime Networks, Inc. See Business-Showtime for further details.

We have acquired certain assets from Lifelogger LLC, a Delaware limited liability company, in exchange for 4,000,000 shares of our common stock. Santa Monica Capital Partners II, LLC, a limited liability company, indirectly owns approximately 61% in membership interest in Lifelogger LLC through SASHC, LLC, a California limited liability company. Santa Monica Capital Partners II owns a 68.75% membership interest in SASHC, LLC, which owns approximately 88.9% in membership interests in Lifelogger LLC.

In July 2007, four institutional investors purchased $22.5 million of our units, as described earlier under Private Placements. Each unit consisted of one share of our common stock and one half of a five-year warrant to purchase one share of our common stock. In addition, on or about August 23, 2007, the investors purchased an additional 357,143 shares of common stock from certain selling shareholders, including executive officers, directors, shareholders holding more than 5% of the outstanding shares of common stock of the Company, and their affiliates. In connection with the sale of shares by the selling shareholders, we issued warrants to purchase an additional 178,571 shares of our common stock. We agreed to issue the additional warrants in consideration of the selling shareholders' entering into a lock-up agreement, whereby each of the shareholders agreed to not sell any shares owned directly or indirectly by any of them for a period of 18 months from the date of this prospectus. Approximately 27 security holders participated in the August sale, and no one shareholder received more than $833,921.

DESCRIPTION OF SECURITIES

Preferred Stock

We are authorized to issue 20,000,000 shares of preferred stock, par value $0.0001 per share. The preferred stock may be issued in one or more series. Our Board of Directors, without further approval from its shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock.

Common Stock

We are authorized to issue 250,000,000 shares of common stock, $0.0001 par value per share, of which 46,422,085 shares are currently issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock may receive dividends declared by the Board of Directors, if any. Such dividends may be paid in cash, in property, or in shares of the capital stock.

As of the date of this Registration Statement, our stock is listed on the Pink Sheets with minimal trading. There is no active market. The price of our common stock will likely fluctuate in the future. The stock market in general has experienced extreme stock price fluctuations in the past few years. In some cases, these fluctuations have been unrelated to the operating performance of the affected companies. Many companies have experienced dramatic volatility in the market prices of their common stock. We believe that a number of factors, both within and outside our control, could cause the price of our common stock to fluctuate, perhaps substantially. Factors such as those described in this registration statement under Risks Related to Capital Structure and the following could have a significant adverse impact on the market price of its common stock:

•	Our ability to obtain additional financing and, if available, the terms and conditions of the financing;

•	Our financial position and results of operations;

•	U.S. and foreign governmental regulatory actions;

•	The filing of litigation against us;

•	Period-to-period fluctuations in our operating results;

•	Changes in estimates of our performance by any securities analysts;

•	Possible regulatory requirements on our business;

•	The issuance of new equity securities pursuant to a future offering;

•	Changes in interest rates;

•	Competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Variations in quarterly operating results;

•	Change in financial estimates by securities analysts;

•	The depth and liquidity of the market for our common stock;

•	Investor perceptions of us; and

•	General economic and other national conditions.

Status as a Reporting Company

We are currently a reporting company with the SEC, which means that we must comply with all the reporting requirement provided in Section 13 and Section 15 of the Securities Exchange Act. Our previous filings can be accessed at the SEC’s website (http://www.sec.gov) or the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Transfer Agent

Our transfer agent is Stalt, Inc., located at 671 Oak Grove Avenue, Suite C, Menlo Park, California 94025, telephone (650) 321-7111.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of a substantial number of shares of our common stock in the public market could adversely affect market prices prevailing from time to time. Under the terms of this offering, the shares of common stock registered under this registration statement may be resold without restriction or further registration under the Securities Act of 1933. However, any shares purchased by our “affiliates,” as that term is defined under the Securities Act, may generally only be sold in compliance with Rule 144 under the Securities Act.

Sale of Restricted Shares

Certain shares of our outstanding common stock were issued and sold by us in private transactions in reliance upon exemptions from registration under the Securities Act and have not been registered for resale. Additional shares may be issued pursuant to outstanding warrants and options. Such shares may be sold only pursuant to an effective registration statement filed by us or an applicable exemption, including the exemption contained in Rule 144 promulgated under the Securities Act. The shares owned by the shareholders immediately prior to the reverse merger may only be sold pursuant to an effective registration statement.

Rule 144

In general, under Rule 144 as currently in effect, a shareholder, including one of our affiliates, may sell shares of common stock after at least one year has elapsed since such shares were acquired from us or our affiliate. The number of shares of common stock which may be sold within any three-month period is limited to the greater of: (i) one percent of our then outstanding common stock, or (ii) the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Certain other requirements of Rule 144 concerning availability of public information, manner of sale and notice of sale must also be satisfied. In addition, a shareholder who is not our affiliate, who has not been our affiliate for 90 days prior to the sale, and who has beneficially owned shares acquired from us or our affiliate for over two years may resell the shares of common stock without compliance with many of the foregoing requirements under Rule 144. The shares owned by the shareholders immediately prior to the reverse merger may only be sold pursuant to an effective registration statement. The SEC has recently proposed changes to Rule 144 that, if adopted, would reduce the holding time required before reselling restricted securities. The effect of these rule changes and other proposed changes cannot be determined at this time.

SELLING SHAREHOLDERS

The securities being offered hereunder are being offered by the selling shareholders listed below or their respective transferees, pledgees, donees or successors. Each selling shareholder may from time to time offer and sell any or all of such selling shareholder’s shares that are registered under this registration statement. Because no selling shareholder is obligated to sell shares, and because the selling shareholders may also acquire publicly traded shares of our common stock, we cannot accurately estimate how many shares each selling shareholder will own after registration.

All expenses incurred with respect to the registration of the common stock covered by this prospectus will be borne by us, but we will not be obligated to pay any underwriting fees, discounts, commissions or other expenses incurred by any selling shareholder in connection with the sale of shares.

The following table sets forth, with respect to each selling shareholder (i) the number of shares of common stock beneficially owned and warrants to purchase common stock owned as of August 20, 2007 and prior to the offering contemplated hereby, (ii) the maximum number of shares of common stock which may be sold by the selling shareholder under this prospectus, and (iii) the number of shares of common stock which will be owned if all shares hereby registered for sale are sold. All shareholders listed below are eligible to sell their shares. With the exception of Hunter World Markets, Inc., none of the selling shareholders below are broker-dealers or affiliates of a broker-dealer, nor have any of the selling shareholders listed below had any position, office or other material relationship with us within the past 3 years. Hunter World Markets served as the placement agent in the October 2006 private placement of approximately $10 million worth of our securities and the July 2007 private placement of approximately $25 million worth of our securities. The percentage ownerships set forth below are based on 46,422,085 shares outstanding as of the date of this prospectus.

	Prior to Registration			After Registration (1)
Investor Name	Shares	Percent	Shares Offered	Shares	Percent

Absolute Return Europe Fund(2)(9)	4,000,000	8.6%	4,000,000	0	*
European Catalyst Fund(3)(9)	2,783,332	6.0%	2,783,332	0	*
Absolute East West Fund(4)(9)	316,667	*	316,667	0	*
Absolute Octane Fund(5)(9)	4,655,476	10.0%	4,655,476	0	*
Absolute Large Cap Fund(6)(9)	250,000	*	250,000	0	*
Absolute Activist Value Fund(7)(9)	1,135,000	2.4%	1,135,000	0	*
Hunter World Markets, Inc. (8)	7,276,428	15.7%	7,802,087	0	*
CIC Global Capital Ltd.	208,333	*	208,333	0	*

* Less than 1%

(1)
Represents the amount of shares that will be held by the selling shareholders after completion of this offering based on the assumption that all shares registered for sale hereby will be sold. However, the selling stockholders may offer all, some or none of the shares pursuant to this prospectus, and to our knowledge there are currently no agreements, arrangements or understanding with respect to the sale of any of the shares that may be held by the selling stockholders after completion of this offering.

(2)
Includes 1,250,000 shares of common stock underlying warrants that are currently exercisable. As Chief Investment Officer and control person of Absolute Return Europe Fund, Florian Homm may be deemed to have voting and investment powers for the shares held by the foregoing fund. Mr. Homm disclaims beneficial ownership of the shares held by the foregoing fund except to the extent of his proportionate pecuniary interest therein.

(3)
Includes 1,583,333 shares of common stock underlying warrants that are currently exercisable. As control person of European Catalyst Fund, Peter Irblad may be deemed to have voting and investment powers for the shares held by the foregoing fund. Mr. Irblad disclaims beneficial ownership of the shares held by the foregoing fund except to the extent of his proportionate pecuniary interest therein.

(4)
Includes 216,667 shares of common stock underlying warrants that are currently exercisable. As control person of Absolute East West Fund, Sylvestor Walczak may be deemed to have voting and investment powers for the shares held by the foregoing fund. Mr. Walczak disclaims beneficial ownership of the shares held by the foregoing fund except to the extent of his proportionate pecuniary interest therein.

(5)
Includes 1,274,048 shares of common stock underlying warrants that are currently exercisable. As control person of Absolute Octane Fund, Jens Peters may be deemed to have voting and investment powers for the shares held by the foregoing fund. Mr. Peters disclaims beneficial ownership of the shares held by the foregoing fund except to the extent of his proportionate pecuniary interest therein.

(6)
Includes 250,000 shares of common stock underlying warrants that are currently exercisable. As control person of Absolute Large Cap Fund, Antonio Porsia may be deemed to have voting and investment powers for the shares held by the foregoing fund. Mr. Porisa disclaims beneficial ownership of the shares held by the foregoing fund except to the extent of his proportionate pecuniary interest therein.

(7)
Includes 545,000 shares of common stock underlying warrants that are currently exercisable. As control person of Absolute Activist Value Fund, Matthias Rutsch may be deemed to have voting and investment powers for the shares held by the foregoing fund. Mr. Rutsch disclaims beneficial ownership of the shares held by the foregoing fund except to the extent of his proportionate pecuniary interest therein.

(8)
Includes 6,671,428 shares of common stock underlying warrants that are currently exercisable. Todd M. Ficeto is President, Chief Executive Officer, and control person of Hunter World Markets, Inc. and has voting and investment power over the shares held by Hunter World Markets, Inc. Hunter World Markets, Inc. is a registered broker dealer and may be deemed to be an underwriter.

(9)	The selling shareholder is a hedge fund, and has entered into a Securities Purchase Agreement and a Registration Rights Agreement with us.

Other than certain arrangements with Hunter World Markets, Inc. as described more fully under Certain Relationships and Related Party Transactions, to our knowledge, none of the selling shareholders has had a material relationship with us other than as a shareholder at any time within the past three years, and each selling shareholder purchased shares of our common stock in the ordinary course of business and at the time of the purchase of the securities, had no agreements with any person to distribute the securities.

PLAN OF DISTRIBUTION

General

Each selling shareholder and any of their pledges, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions. These sales may be at fixed or negotiated prices. Each selling shareholder will act independently from us in making decisions with respect to the manner, timing, price and size of each sale. A selling shareholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

We are required to pay certain fees and expenses incurred by us, incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus, which qualify for sale pursuant to Rule 144 under the Securities Act, may be sold under Rule 144 rather than under this prospectus. Each selling shareholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholders.

Registration Obligations

We agreed to keep this prospectus effective until the date on which the shares may be resold by the selling shareholders without registration and without regard to any volume limitations under Rule 144 of the Securities Act or any other rule of similar effect. The shares registered by this registration statement will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares held by the selling shareholders may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by Troy & Gould P.C. David Ficksman, a member of Troy & Gould P.C., is the owner of 246,820 shares of common stock.

EXPERTS

The financial statements of ProElite, Inc. for the period from inception (August 10, 2006) through December 31, 2006 appearing in this prospectus have been audited by Gumbiner Savett Inc., as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Pursuant to our certificate of incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, because of his position as such, to the fullest extent authorized by the New Jersey Business Corporations Act, as the same exists or may hereafter be amended. In certain cases, we may advance expenses incurred in defending any such proceeding.

Under the Registration Rights Agreement, dated July 12, 2007, the selling shareholders have also agreed to indemnify the Company, its directors, officers, agents and employees, and each person who controls the Company for any liability arising from such selling shareholder’s failure to comply with the prospectus delivery requirements of the Securities Act or any untrue or alleged untrue statement of a material fact contained in any registration statement resulting from information supplied to the Company by the selling shareholder, subject to certain exceptions.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form SB-2, which includes exhibits, schedules and amendments, under the Securities Act, with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering. The registration statement and its exhibits, as well as our other reports filed with the SEC, can be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at http://www.sec.gov, which contains the Form SB-2 and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

For the Period Ended December 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
Pro Elite, Inc.

We have audited the accompanying consolidated balance sheet of Pro Elite, Inc. and subsidiaries (the “Company”) (a corporation in the development stage) as of December 31, 2006, and the related consolidated statements of operations, shareholders' equity and cash flows for the period from August 10, 2006 (inception) through December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pro Elite, Inc. and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the period from August 10, 2006 (inception) through December 31, 2006 in conformity with United States generally accepted accounting principles.

/s/ GUMBINER SAVETT INC.
GUMBINER SAVETT INC.

April 2, 2007, except for Notes 10, 12 and 14, as to which the date is May 2, 2007.
Santa Monica, California

PRO ELITE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEET

December 31, 2006
Assets
Current assets
Cash and cash equivalents	$7,295,825
Advance to Orientations (Note 2)	65,881
Prepaid expenses	165,745
Rent deposit	16,683

Total current assets	7,544,134

Fixed assets, net	157,733

Other assets
Prepaid distribution costs (Note 8)	572,880
Prepaid license fees (Note 7)	176,677
Other assets	33,294

Total other assets	782,851

Total assets	$8,484,718

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued expenses	$208,283
Other accrued liabilities	346,572
Registration rights liability	300,000

Total liabilities	854,855

Commitments and contingencies

Shareholders’ equity
Preferred stock, $0.0001 par value, 20,000,000 shares authorized, 0 shares issued	-
Common stock, $0.0001 par value, 250,000,000 shares authorized, 37,499,999 shares issued and outstanding	3,750

Additional paid-in-capital	11,875,968
Accumulated deficit during development stage	(4,249,855)

Total shareholders’ equity	7,629,863

Total liabilities and shareholders’ equity	$8,484,718

PRO ELITE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF OPERATIONS

August 10, 2006 (inception) through December 31, 2006
Costs and expenses
Reverse merger	$2,483,478
Direct labor and related expenses	230,548
Software development costs	143,445
Consulting	349,552
Other general and administrative expenses	737,565
Total costs and expenses	3,944,588

Other income(expense)
Interest income	87,733
Interest expense (including related party interest of $163,750)	(393,000)
Total other expense	(305,267)

Loss before income tax	(4,249,855)

Income taxes	-
Net loss	$(4,249,855)

Loss per share
Basic and diluted	$(0.13)

Weighted average shares outstanding
Basic and diluted	32,812,499

PRO ELITE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
August 10, 2006 (inception) through December 31, 2006

			Additional		Total
	Common Stock		Paid-	Accumulated	Shareholders’
	Shares	Amount	In Capital	Deficit	Equity
Shares issued upon formation (Note 1)	21,000,000	$2,100	$(1,115)	$-	$985

Shares issued for acquisition of assets (Note 2)	4,000,000	400	51,600	-	52,000

Warrants issued in connection with bridge loans (Note 4)	-	-	318,000	-	318,000

Equity of Pro Elite, Inc., the registrant, at the time of reverse merger	37,073	4	(346,576)	-	(346,572)

Shares issued for services relating to reverse merger	2,462,927	246	2,293,232	-	2,293,478

Shares issued in private placement, net of offering costs	9,999,999	1,000	8,949,000	-	8,950,000

Compensation expense for stock options and warrants issued	-	-	123,523	-	123,523

Warrants issued for distribution costs (Note 8)	-	-	606,579	-	606,579

Warrants issued for license fees (Note 7)	-	-	181,725	-	181,725

Registration rights liability (Note 6)	-	-	(300,000)	-	(300,000)

Net loss	-	-	-	(4,249,855)	(4,249,855)
Balance at December 31, 2006	37,499,999	$3,750	$11,875,968	$(4,249,855)	$7,629,863

PRO ELITE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF CASH FLOWS

August 10, 2006 (inception) through December 31, 2006
Cash flows from operating activities
Net loss	$(4,249,855)

Adjustments to reconcile net loss to cash used in operations
Shares issued for reverse merger services	2,293,478
Warrants issued with bridge loans	318,000
Stock-based compensation	123,523
Depreciation and amortization	46,356

Increase in prepaid expense, rent deposit and other assets	(181,443)
Increase in accounts payable and accrued expenses	208,283
Net cash used in operating activities	(1,441,658)

Cash flows from investing activities
Advances to Orientations	(65,881)
Purchase of fixed assets	(113,342)
Purchase of domain name	(33,294)
Net cash used in investing activities	(212,517)

Cash flows from financing activities
Repayment of bridge loans	(600,000)
Proceeds from bridge loans	600,000
Issuance of common stock for cash, net of offering costs	8,950,000
Net cash provided by financing activities	8,950,000

Net increase in cash	7,295,825

Cash and cash equivalents at beginning of period	-

Cash and cash equivalents at end of period	$7,295,825

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$75,000
Income taxes	-

Supplemental disclosure of noncash investing and financing activities:

Pro Elite, Inc. assumed approximately $347,000 of accounts payable and notes payable in connection with the reverse merger.

In connection with the Registration Rights Agreement relating to the October private placement, the Company agreed to pay its investment banker 1% per month (to a maximum of 24 months) of the $10 million gross proceeds if the Company’s registration statement is not declared effective by the Securities and Exchange Commission by March 15, 2007. A liability of $300,000, representing the Company’s anticipated effective date of June 15, 2007, was accrued at December 31, 2006.

In connection with the LifeLogger transaction, a portion of the value of common shares issued was allocated to computer equipment acquired. This amount was $52,000 and was based upon the historical cost of the assets acquired from Lifelogger LLC.

A warrant to purchase 2,500,000 shares of common stock was issued to Showtime Networks, Inc, in connection with the distribution agreement signed on November 8, 2006. The warrant had a fair value of $606,579.

In connection with the Rumble World license agreement, a warrant to purchase 750,000 shares was issued on November 28, 2006. The warrant had a fair value of $181,725.

PRO ELITE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
Inception (August 10, 2006) through December 31, 2006

1.    THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company

Pro Elite, Inc. (“Pro Elite”), formerly Real Sport, Inc. and its subsidiaries (“Real Sport”), (together the “Company”) plans to capitalize on the popularity and growth of mixed martial arts fighting (“MMA”) while taking advantage of the internet social networking phenomenon. The Company plans on reaching MMA participants over the internet while developing an outlet for both fans and fighters. The Company plans to produce and promote live events to help develop brand awareness for the rest of the Company’s operations. The Company will produce and promote events featuring fighters in MMA while creating a Mixed Martial Arts grassroots internet community. Real Sport, Inc. was formed on September 19, 2006 as a holding company for two wholly-owned subsidiaries, ProElite.com (formerly EliteXC.com and I-Fight, Inc.), which was formed on August 10, 2006 and EliteXC Live (formerly MMA Live, Inc. and Jungle Fight, Inc.), which was formed on September 13, 2006. The accompanying financial statements include the consolidated results of operations since inception of ProElite.com. The Company has not commenced operations as of December 31, 2006 and is therefore considered a development stage company. The Company’s year end is December 31.

Pro Elite, Inc. was incorporated during 1992 in New Jersey. The Company marketed and distributed premium "branded apparel" such as shirts, hats and sweaters with a sports or corporate logo, name or slogan applied by means of embroidering to the apparel. Pro Elite ceased operations in early 2004 and has since then been inactive.

On October 3, 2006, Pro Elite entered into a Share Exchange Agreement (the “Combination Agreement”) with Real Sport. Pursuant to the Combination Agreement, Pro Elite acquired all of the outstanding common stock of Real Sport for 25,000,000 shares of Pro Elite’s common stock, and Real Sport became a subsidiary of Pro Elite. Included in the 25,000,000 shares were 4,000,000 shares, which Real Sport issued to Lifelogger LLC, and were exchanged for the Company’s common stock as part of the reverse merger. The former directors and officers of Pro Elite resigned, and the directors and officers of Real Sport became the directors and officers of the Company. Following the acquisition, the former shareholders of Real Sport held approximately 99% of the outstanding common stock of the Company on a fully-diluted basis. The acquisition was accounted for as a reverse acquisition because the former shareholders of Real Sport owned a majority of the Company’s outstanding stock subsequent to the acquisition. Accordingly, Real Sport is deemed to be the accounting acquirer. The reverse acquisition was treated as a recapitalization because Pro Elite (the public shell) had no operations since early 2004 and nominal assets.

Principles of Consolidation

The Company’s consolidated financial statements include the assets, liabilities and operating results of Pro Elite (formerly Real Sport) and its wholly-owned subsidiaries since formation of these entities. All significant inter-company accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company maintains its cash with various commercial banks. These bank accounts are generally guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to $100,000. The deposits are made with reputable financial institutions, and the Company does not anticipate realizing any losses from these deposits.

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with the requirements of Statement of Financial Accounting Standards No. 107, “Disclosures About Fair Value of Financial Instruments.” The carrying values of accounts receivable, accounts payable, accrued expenses and other liabilities approximate fair value due to the short-term maturities of these instruments.

Costs Related to Revenue

Costs related to revenues include amounts for production and distribution costs. Production costs are amortized in the same ratio that current gross revenues bear to estimated remaining total gross revenues as prescribed by the American Institute of Certified Public Accounts Statement of Position 00-2. Advertising and promotional costs are expensed as incurred. Estimates of total gross revenues and costs are reviewed periodically, and estimated losses, if any, are fully recognized in the current period.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123 (revised 2004), or SFAS No. 123R, “Share-Based Payment,” establishes the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of the stock, options or warrants as of the date of grant and is recognized over the periods in which the related services are rendered.

For purposes of computing share-based payment charges, the value of options and warrants granted was estimated using the Black-Scholes option pricing model with the following assumptions for the period ended December 31, 2006: dividend yield of 0%, expected volatility of 60%, risk free interest rate ranging from 4.54% to 4.87%, and expected lives of one and a half to six and a half years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s warrants have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its warrants.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, or SFAS No. 109 “Accounting for Income Taxes.” As such, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial report amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period, if any, and the change during the period in deferred tax assets and liabilities.

Loss per Share

The Company utilizes Statement of Financial Accounting Standards No. 128, “Earnings per Share.” Basic earnings (loss) per share are computed by dividing earnings (loss) available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Potential common shares include stock that would be issued on exercise of outstanding options and warrants reduced by the number of shares which could be purchased from the related exercise proceeds. For the period ended December 31, 2006, 12,023,333 potentially dilutive securities, which represent all the outstanding options and warrants, are excluded from the computation because they are anti-dilutive.

Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.    LIFELOGGER LLC

Effective November 30, 2006, Real Sport acquired tangible and intellectual property assets from Lifelogger LLC (an entity 61% owned by an affiliate of the Company) for 4,000,000 common shares of the Company. The shares exchanged for the assets purchased had a fair value of $3.7 million. Lifelogger LLC acquired these assets from Orientations Network SDN BHD (“Orientations”), an unrelated Malaysian entity, pursuant to a Contribution Agreement dated October 3, 2006 in exchange for member’s interest in Lifelogger LLC.

The intellectual property assets acquired consisted of a set of advanced networking tools, an online depository, domain names and a personalized content tool that is to be used, among other things, as the backbone of the Company’s website (ProElite.com) and online Internet community. These software assets were in development on the date of acquisition. In accordance with the guidance of Staff Accounting Bulletin Topic 5:G, Transfers of Nonmonetary Assets By Promoters or Shareholders, the Company recorded the acquisition of these assets at the historical cost basis of the seller, Lifelogger LLC. The cost basis of the acquired intellectual property assets was determined to be zero pursuant to the provisions of Emerging Issues Task Force Abstracts Issue No. 00-02, Accounting for Web Site Development Costs, which requires web site development costs to be recorded at zero. The seller’s historical cost basis of the tangible assets acquired, which consisted primarily of computer equipment, was $52,000. The cost of producing the software acquired was expensed as incurred.

In a letter agreement, effective November 30, 2006, between the Company and Orientations, the Company contracted Orientations to develop and market the acquired intellectual property assets. The Company pays Orientations a monthly amount equal to the aggregate of consulting fees, reimbursement of budgeted expenses, and the purchase of computer hardware as deemed necessary and approved by the Company’s management. The Company owns the computer hardware purchased. The cost of these purchased assets is included in fixed assets on the consolidated balance sheet. The parties may terminate the contract at any time without notice. For the period from August 10, 2006 (inception) through December 31, 2006, the Company paid Orientations $228,986, consisting of consulting and related costs of $143,445, capital expenditures of $19,660, and an advance of $65,881. The Company expensed the consulting and related costs as the software was still under development as of December 31, 2006 and had not reached technological feasibility. Technological feasibility was reached on February 1, 2007.

3.    FIXED ASSETS

The following table summarizes the Company’s property and equipment at December 31, 2006:

Furniture and computer equipment	$93,046
Set design and live production equipment	72,269

Total fixed assets	165,342

Accumulated depreciation	(7,609)

Fixed assets, net	$157,733

Fixed assets are depreciated using the straight-line method over the following estimated useful lives: Computer equipment over 3 years; set design and live production equipment over 3 to 5 years. Depreciation and amortization expense was $7,609 for the period ended December 31, 2006.

4.    BRIDGE LOANS

In August 2006, the Company entered into a bridge loan transaction with an affiliate of the placement agent for $350,000 and shareholders of a subsidiary of Real Sport for $250,000. As payment for interest, the loan holders received $75,000, which was paid from the proceeds of the October private placement. The loan principal was also repaid in October 2006 from the proceeds of the private placement. The Company also issued to the lenders warrants with a three-year term to purchase 600,000 common shares at $0.60 per share. The value of these warrants of $0.53 per warrant, or $318,000, was charged to interest expense during the period ended December 31, 2006.

5.    OTHER LIABILITIES

In connection with the reverse merger (see Note 1), the Company (i.e., Real Sport, the accounting acquirer) assumed Pro Elite’s (the registrant) accounts payable of approximately $210,000 and notes payable of approximately $137,000, which existed at the time Pro Elite ceased operations. At December 31, 2006, these liability balances remained unchanged from the date of the reverse merger.

6.    REGISTRATION RIGHTS LIABILITY

In connection with the October 2006 private placement, the Company entered into a Registration Rights Agreement with its investment banker. The agreement calls for the Company to pay monthly “liquidated damages” to the investment banker if the Company’s registration statement is not declared effective by the Securities and Exchange Commission by March 15, 2007. The liquidated damages commence on March 16, 2007 and are calculated at 1% per month of the gross private placement proceeds ($10 million) for up to 24 months for each month that the registration statement is not declared effective. At this time, the Company is unable to determine when the registration statement will be declared effective. However, management believes the registration statement will be declared effective within the three months following March 15, 2007, and, accordingly, has accrued a liability of $300,000 at December 31, 2006.

7.    LICENSE AGREEMENT

The Company entered into a licensing agreement with Rumble World Entertainment, Inc. and Rumble World Entertainment, LLC as of November 28, 2006, pursuant to which Rumble World granted the Company the exclusive rights to its trademarks and goodwill for a period of three years. The Company intends to use the property licensed under the agreement to produce events in martial arts and combat sports, including mixed martial arts. The parties will share equally the net of proceeds less costs of all events marketed under Rumble

World brands. In exchange for the right to use Rumble World’s intellectual property, the Company issued to Rumble World a five-year warrant to purchase 750,000 shares of its common stock at an exercise price of $2.00 per share, which vests over a term of three years in three equal installments. As part of the agreement, the Company intends to enter into a services agreement with two of Rumble World’s employees for their exclusive services. These consulting agreements have not been finalized as of April 2, 2007. The warrants have been valued at $181,725 and capitalized as prepaid license fees. The prepaid fees will be amortized into operations over a three-year period commencing November 28, 2006. During 2006, $5,048 was expensed to operations.

At the end of the three-year term, the Company has the option to purchase all outstanding membership interests of Rumble World for an amount to be determined at the three-year anniversary of the agreement, provided that the amount is no less than $7 million. This purchase price will be payable in cash, common stock, or a combination of both.

8.    DISTRIBUTION AGREEMENT

The Company entered into an exclusive distribution agreement with Showtime Networks Inc. (“Showtime”), as of November 8, 2006, pursuant to which Showtime Networks has licensed the exclusive television rights in the United States to all mixed martial arts events produced by the Company for a term that commenced on November 8, 2006 and continues until December 31, 2009, unless the term is extended as set forth in the agreement. The first event was aired on February 10, 2007, and on pay-per-view. In connection with this agreement, to elicit the full support of Showtime, the Company issued a five-year warrant to purchase 2.5 million shares of common stock to Showtime at a per share exercise price of $2.00, in connection with the agreement with Showtime, as described above. These warrants have been valued at $606,579 and have been capitalized, and will be amortized into operations over a three-year period commencing February 10, 2007. These warrants are exercisable upon the earlier of November 8, 2009 or the breach, if any, by the Company of the Showtime agreement. See Note 14 regarding Subsequent Events.

9.    INCOME TAXES

Current income taxes (benefits) are based upon the year’s income taxable for federal, state and foreign tax reporting purposes. Deferred income taxes (benefits) are provided for certain income and expenses, which are recognized in different periods for tax and financial reporting purposes.

Deferred tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income.

The significant components of the Company’s net deferred tax asset at December 31, 2006 are as follows:

Net operating loss	$1,486,000
Warrants and options	205,000
Valuation allowance	(1,691,000)

$-

In assessing the realizability of deferred tax assets of $1,691,000 at December 31, 2006, management considered whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income and tax planning strategies in making this assessment. A valuation allowance has been recorded to offset the deferred tax assets as it is more likely than not that the assets will not be utilized. The valuation allowance increased approximately $1.7 million in the period ended December 31, 2006.

A reconciliation of the expected tax computed at the U.S. statutory federal income tax rate to the total benefit for income taxes at December 31, 2006 follows:

Expected benefit at 34%	$(1,445,000)
State benefit, net of federal tax	(246,000)
Change in valuation allowance	1,691,000
Benefit for income taxes	$-

At December 31, 2006, the Company had net operating loss carryforwards of approximately $3.8 million for federal tax purposes, expiring through 2026. In addition, the Company had net operating loss carryforwards of approximately $3.8 million for state tax purposes, which expire through 2016. Pro Elite (the registrant) also had net operating loss carryforwards of approximately $1.6 million for federal tax purposes; however, Internal Revenue Code Section 382 restricts the ability of a corporation to utilize existing net operating losses in the event of an “ownership change.” Management believes Pro Elite (the registrant) has experienced an ownership change that limits utilization of net operating losses and does not expect to be able to utilize this net operating loss prior to expiration.

10.    COMMITMENTS

Employment Agreements

Position	2007	2008	2009	2010	2011
Officers	$795,000	$810,000	$733,000	$421,000	$273,000

Employee	120,000	120,000	90,000	-	-

Consultants	1,134,000	1,071,000	909,000	-	-

Totals	$2,049,000	$2,001,000	$1,732,000	$421,000	$273,000

In addition to the above salaries, the officers may receive annual performance based bonuses. One of the consultants was issued 320,000 shares of common stock in April 2007. See Note 14.

See Note 13 for a related party contract with a consultant.

11.    LITIGATION AND POTENTIAL CLAIMS

The Company received a letter dated December 14, 2006, from Wallid Ismail Promocoes E Eventos LTDA EPP and Wallid Ismail. The letter alleges that the Company entered into a “fully enforceable agreement” to compensate Wallid for allegedly assisting the Company in raising financing, and that the Company committed unspecified fraudulent acts, misappropriated Wallid’s “confidential and proprietary information,” and engaged in an “intentional and well-orchestrated scheme to wrongfully remove Wallid” as a principal of the Company. Wallid seeks damages in excess of $75,000 and punitive damages of no less than $10 million. Management believes such claims are without merit and intends to contest these claims vigorously.

12.    SHAREHOLDERS’ EQUITY

Common Stock Activity

On August 10, 2006, I-Fight, Inc., a subsidiary of Real Sport, issued 390 shares of its common stock at $1.50 per share to its investors for $585. In addition, Real Sport issued 450 shares of its common stock in exchange for all of the outstanding shares of I-Fight, Inc and all of the outstanding shares of Jungle Fight Championship, Inc. for $400. Payment for these shares was received on January 5, 2007. No other common stock transactions occurred until October 3, 2006.

On October 3, 2006, Pro Elite entered into a Share Exchange Agreement (the “Combination Agreement”) with Real Sport. Pursuant to the Combination Agreement, Pro Elite acquired all of the outstanding common stock of Real Sport, and Real Sport became a subsidiary of Pro Elite for 25,000,000 shares of Pro Elite common stock. Included in the 25,000,000 shares were 4,000,000 shares, which Real Sport issued to Lifelogger LLC, and were exchanged for Company’s common stock as part of the reverse merger. The former directors and officers of Pro Elite resigned, and the directors and officers of Real Sport became the directors and officers of the Company. Following the acquisition, the former shareholders of Real Sport held approximately 99% of the outstanding common stock of the Company on a fully-diluted basis. The acquisition was accounted for as a reverse acquisition because the former shareholders of Real Sport owned a majority of the Company’s outstanding stock subsequent to the acquisition. The reverse acquisition was treated as a recapitalization because the public shell had no operations and nominal assets. As such, costs of the reverse merger were charged to operations. Accordingly, from a historical perspective, Real Sport was deemed to have been the survivor of the reorganization. As a result, the financial statements of the Company presented reflect the historical results of Real Sport prior to the merger and following the merger, and do not include the historical financial results of Pro Elite, the registrant. Common stock, issued upon formation, has been retroactively restated to reflect the number of shares received from Pro Elite (the registrant.) The equity of the Company survives the reorganization.

On October 3, 2006, the Company issued 3,333,333 units at a price of $3.00 per unit in a private placement. Each unit consisted of three common shares and a three year warrant to purchase one share of common stock. The proceeds of the offering were allocated $688,000, or $0.2064 per share, to warrants based upon a Black-Scholes model valuation, using a volatility of 60%, and the balance of $9,312,000, or $0.9312 per share, less offering costs of $1,050,000, was allocated to common stock.

In connection with the private placement, the Company paid a commission of $1,000,000 to its investment banker and issued a five-year warrant to purchase 3,000,000 shares of common stock at $2.00 per share to the placement agent. These items were charged against equity. The Black-Scholes value of the warrants issued, using a volatility of 60%, was $0.34 per warrant, or $1,015,000.

On October 3, 2006, the Company issued 2,462,927 shares of common stock to its investment banker for services related to the reverse merger into Pro Elite, Inc. (the registrant). The common stock issued was valued at $0.9312 per common share, or $2,293,478, based on the value of the shares issued in the aforementioned private placement, which occurred on the same day. This amount was charged to expense.

On October 27, 2006, the Company authorized a 1-for-500 share reverse stock split. All share amounts presented in these financial statements and footnotes have been adjusted to retroactively reflect this split unless specifically noted otherwise.

Stock Option and Warrant Activity

Stock Options

On December 31, 2006, the Company had one share based compensation plan, which is described below. The compensation cost that has been charged against income for this plan was $32,147 for 2006.

In October 2006, the Company established a stock option plan, which was approved by the Board of Directors, pursuant to which options to purchase a total of 5,000,000 shares of common stock may be granted to the Company’s employees, officers, directors, advisors and consultants. The options granted under this plan are for ten years and contain vesting provisions, as determined by the Compensation Committee of the Board of Directors, which are from 0 years (immediate vesting) to 5 years. The expected term of the options granted is derived from a formula based on the number of years over which each option will vest and will be exercisable and it represents the period of time that options granted are expected to be outstanding; the range given below results from certain groups of employees exhibiting different behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Volatility was calculated by using an average of similar public companies’ percentages. Options were valued using the Black-Scholes option pricing model with the following assumptions:

2006
Expected volatility	60%
Weighted average volati-lity	60%
Expected dividends	0.0%
Expected term (in years)	5 - 6.25
Risk-free rate	4.5%- 4.8%

A summary of the Company’s option activity and related information is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding, beginning of period	-	$-
Granted	1,570,000	$2.00

Outstanding at December 31, 2006	1,570,000	$2.00	9.8	$-

As of December 31, 2006, no options had vested. The weighted-average grant-date fair value of options granted during 2006 was $0.40 per option. As of December 31, 2006, there was $590,000 of total unrecognized compensation cost related to non-vested options. The Company expects to recognize this cost as follows: $194,000 in 2007; $194,000 in 2008; $165,000 in 2009; and $37,000 in 2010.

Warrants

For the period ended December 31, 2006, the Company issued warrants to purchase 10,453,333 shares of stock, with exercise prices ranging from $0.60 to $2.00 in connection with financing activities. The consulting and license fees that have been charged against income for this plan were $91,376 and $5,048, respectively, for 2006. The expected term of the warrants granted is derived from a formula based on the number of years over which each warrant will vest and will be exercisable and it represents the period of time that warrants granted are expected to be outstanding; the range given below results from certain groups of consultants exhibiting different behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Warrants were valued using the Black-Scholes option pricing model with the following assumptions: expected volatility of 60%, expected dividends of 0%, expected terms ranging from 1.5 to 5 years, and risk free interest rates ranging from 4.57% to 4.87%.

A summary of the Company’s warrant activity and related information is as follows:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding, beginning of period	-	$-
Granted	10,453,333	$1.92

Outstanding at December 31, 2006	10,453,333	$1.92	4.2	$198,720
Exercisable at December 31, 2006	7,363,055	$1.89	3.9	$198,720

The weighted-average grant-date fair value of warrants granted during 2006 was $0.28 per warrant. The total fair value of warrants vested during 2006 was approximately $2,151,000. As of December 31, 2006, there was approximately $870,000 of total unrecognized compensation cost related to non-vested warrants. The Company expects to recognize that cost on a straight-line basis over 2.9 years.

13.    RELATED PARTY TRANSACTIONS

During the period ended December 31, 2006, the Company borrowed and repaid $600,000 from its shareholders under a bridge loan agreement and issued 600,000 warrants to these shareholders. (See Note 4.)

The Company entered into a three-year term consulting agreement and pays a monthly fee of $30,000 to Santa Monica Capital Partners, LLC for services relating to strategic planning, investor relations, acquisitions, corporate governance and financing.

14.    SUBSEQUENT EVENTS

Showtime

On January 5, 2007, pursuant to a Securities Purchase Agreement the Company entered into with Showtime, the Company issued an aggregate of 1,666,667 units for $5 million in cash, consisting of 3 shares of common stock and a three-year warrant to purchase 1 share of common stock at a per share exercise price of $2.00 to Showtime, at a per unit price of $3.00. These warrants have been valued at $345,000 and will be amortized into operations over a three-year period commencing January 5, 2007. Additionally, the Company issued a seven-year warrant to purchase 2.5 million shares of common stock to Showtime at a per share exercise price of $2.00, in consideration of the funding and the exclusive distribution agreement provided to the Company. These warrants have been valued at $608,000 and will be amortized into operations over a three-year period commencing January 5, 2007. The Showtime warrants were exercisable as of the date of grant, January 5, 2007. The agreement provides that the Company will provide a minimum number of events for the years 2007 through 2009. There will be no license fee payable by Showtime on account of Showtime events in 2007 and the Company will bear all costs and expenses for the events. License fees in 2008 and 2009 will be split between the Company and Showtime. For each event featured on pay-per-view, the Company will receive the proceeds received by Showtime, less the distribution fee and advances made by Showtime on the Company’s behalf for marketing, public relations and television production. Any revenues derived from the sale of the Company’s merchandise by Showtime, or through Showtime Networks’ website or telecasts will be split 70% to the Company and 30% to Showtime.

Pursuant to the investor rights agreement entered into with Showtime, the Company granted Showtime the right to appoint one member to the Board of Directors, and Santa Monica Capital Partners II, LLC, the Company’s largest shareholder, has agreed to vote all shares it owns or over which it has voting control in whatever manner necessary to ensure that the Showtime designee will be elected to the Board of Directors at each annual or special meeting of shareholders at which an election of directors is held or pursuant to any written consent of the shareholders.

The value of the above warrants was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 60%, risk free interest rate ranging from 4.68% to 4.87%, a stock price of $0.9312, and expected lives of 1.5 to 3.5 years.

Other

On January 8, 2007, the Company issued stock options to a new director to purchase 100,000 shares of common stock with an exercise price of $2.00 per share. The options have a fair value of approximately $55,000, which will be expensed in January 2007 as the options vest immediately and the director subsequently resigned from the board in the month of issuance. The options have a term of 10 years. The value of the options was determined by using the Black-Scholes model, with the following assumptions: stock price of $1.25, exercise price of $2.00, useful life of 5 years, volatility of 60% and a discount rate of 4.66%.

In January 8, 2007, the Company issued to an officer, an option to purchase 1,700,000 shares of common stock at $2.00 per share. The options vests 340,000 shares immediately with the remainder vesting over 5 years. The term of the option is 10 years. The option has a fair value of approximately $1,099,000, which will be amortized on a straight-line basis over 5 years. The value of the options was determined by using the Black-Scholes model, with the following assumptions: stock price of $1.25, exercise price of $2.00, useful life of 6.5 years, volatility of 60% and a discount rate of 4.66%.

West Coast filed a civil action against Frank “Shamrock” Juarez (“Shamrock”) on January 23, 2007, and sought and obtained a temporary restraining order which prohibited Shamrock from fighting in the Company’s February 10, 2007 event. The Company subsequently entered into a settlement agreement on February 5, 2007, pursuant to which West Coast dismissed its civil action and agreed to permit Shamrock to fight in the February 10, 2007 event. The Company agreed to pay an aggregate of $250,000 to West Coast, out of the compensation due to Shamrock from the Company under the personal services agreement. The Company also entered into a co-promotion agreement with West Coast, pursuant to which it agreed to copromote up to three live MMA events that feature Shamrock.

The Company entered into a preliminary letter of intent with FEG USA, Inc. as of March 2, 2007, pursuant to which the Company agreed to co-produce a live event, scheduled for June 2, 2007 at the Los Angeles Coliseum for a fee of $1,000,000, which will be aired on the SHOWTIME channel and pay-per-view. In addition to airing on Showtime, the Company has agreed to use its best efforts to secure promotional time slots on other television networks in accordance with instructions it receive from FEG. The Company has also agreed to advertise the event on the ProElite.com website, and assist FEG with marketing and promotional services, ticket sales and advertising sponsorship. The Company will supply four to five of our EliteXC fighters and supply office space for the event production staff. In addition to the $1,000,000 fee, the Company will be entitled to a share of the gate revenues and the pay per view revenues.

On March 22, 2007, Zuffa, LLC ("Zuffa") filed a complaint against Showtime Networks, Inc. ("Showtime") and the Company in the United States District Court for the District of Nevada (the "Complaint"), Case No. 2:07-cv-00369-RLH-PAL. The Complaint alleges that Showtime and the Company have infringed Zuffa's copyrights for footage from certain Ultimate Fighting Championship ("UFC") events. Specifically, Zuffa alleges that Showtime and the Company utilized portions of the UFC Copyrights in their televised broadcast of the February 10, 2007 MMA event that was held at the Desoto Civic Center in Southaven, Mississippi. Zuffa has alleged causes of action for copyright infringement and unfair competition. Zuffa seeks injunctive relief, compensatory damages or statutory damages, and litigation expenses. Zuffa has not specified the amount of monetary damages it seeks. Showtime and the Company’s response to the Complaint are due on April 16, 2007.

On April 3, 2007, 320,000 shares of the Company’s common stock were issued to MMA Live Entertainment, Inc., an affiliate of Frank Juarez “Shamrock”, for personal services provided by Shamrock to the Company. The term of the agreement is three years. Shamrock’s duties include media interviews, on-camera interviews during live events, serving as a spokesperson at press conferences, maintaining and performing live chats on the Company website, and participating in a reality-based television series. In connection with this agreement the Company has valued the shares at $2.00 per share, the then fair market value, or $640,000. Said value will be expensed beginning in the second quarter of 2007 and continue during the three year term. The value of the above shares was estimated using the Black-Scholes pricing model with the following assumptions: dividend yield of 0%, expected volatility of 60%, risk free interest rate ranging from 4.68% to 4.87%, and expected life of 3 years. The shares are subject to a two-year lock-up agreement and will vest in equal quarterly installments over the term of the agreement. Investor is restricted from selling any shares for the first two years of the term. If the agreement is terminated prior to the end of the term then the unvested portion of shares will be returned to the Company and the Company will have no further obligation to either Shamrock or his affiliate(s).

ProElite, Inc.

ProElite, Inc.
Condensed Consolidated Balance Sheets

	June 30, 2007	December 31, 2006
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$3,953,778	$7,295,825
Restricted cash	240,000	-
Accounts receivable, net	963,019	-
Accounts receivable - Showtime	410,856	-
Prepaid expenses	68,187	165,745
Other current assets	104,065	82,564
Total current assets	5,739,905	7,544,134
Fixed assets, net	1,055,016	157,733
Other assets
Prepaid distribution costs, net	972,493	572,880
Prepaid license fees, net	141,341	176,677
Prepaid services, net	586,667	-
Rent deposit	109,415	33,294
Total other assets	1,809,916	782,851
Total assets	$8,604,837	$8,484,718
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued expenses	$1,247,802	$208,283
Accounts payable and accrued expense - Showtime	1,127,060	-
Other accrued liabilities from predecessor company	346,572	346,572
Registration rights liability	200,000	300,000
West Coast settlement	150,000	-
Total current liabilities	3,071,434	854,855
Deferred rent and lease incentive	121,887	-
Total liabilities	3,193,321	854,855
Commitments and contingencies
Shareholders’ equity
Preferred stock, $0.0001 par value, 20,000,000 shares authorized, 0 shares issued	-	-
Common stock, $0.0001 par value, 250,000,000 shares authorized, 43,028,333 and 37,499,999 shares issued and outstanding at June 30, 2007 and December 31, 2006, respectively	4,303	3,750
Additional paid-in-capital	21,603,216	11,875,968
Accumulated deficit	(16,196,003)	(4,249,855)
Total shareholders’ equity	5,411,516	7,629,863
Total liabilities and shareholders’ equity	$8,604,837	$8,484,718

See Notes to Condensed Consolidated Financial Statements

ProElite, Inc.
Condensed Consolidated Statement of Operations
(Unaudited)

	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
Revenue	$1,516,379	$1,830,982
Revenue - Showtime	410,856	410,856

Total revenue	1,927,235	2,241,838

Cost of revenue	2,548,877	3,514,122
Cost of revenue - Showtime	1,127,060	2,460,835

Total cost of revenue	3,675,937	5,974,957

Gross loss	(1,748,702)	(3,733,119)

Operating expenses
Marketing	165,544	269,438
Website operations	772,008	1,187,167
General and administrative expenses	4,789,762	6,955,465

Total operating expenses	5,727,314	8,412,070

Operating loss	(7,476,016)	(12,145,189)

Other income
Interest income, net	82,816	199,041

Loss before income taxes	(7,393,200)	(11,946,148)

Income taxes	-	-

Net loss	$(7,393,200)	$(11,946,148)

Loss per share - basic and diluted	$(0.17)	$(0.28)

Weighted average shares outstanding - basic and diluted	42,838,150	42,559,512

See Notes to Condensed Consolidated Financial Statements

ProElite, Inc.
Condensed Consolidated Statement of Changes in Shareholders’ Equity
(Unaudited)

	Common Stock		Additional Paid-	Accumulated	Total Shareholders’
	Shares	Amount	In Capital	Deficit	Equity
Balance at December 31, 2006	37,499,999	$3,750	$11,875,968	$(4,249,855)	$7,629,863

Common stock and warrant issued for cash	5,000,001	500	4,999,500	-	5,000,000
Warrant issued to Showtime	-	-	608,000	-	608,000
Shares issued to MMA Live Entertainment, Inc.	320,000	32	639,968	-	640,000
Warrants exercised on a cashless basis	208,333	21	(21)	-	-
Stock options and warrants expense	-	-	3,379,801	-	3,379,801
Reduction of registration rights liability	-	-	100,000	-	100,000
Net loss	-	-	-	11,946,148	11,946,148

Balance at June 30, 2007	43,028,333	$4,303	$21,603,216	$(16,196,003)	$5,411,516

See Notes to Condensed Consolidated Financial Statements

ProElite, Inc.
Condensed Consolidated Statement of Cash Flows
(Unaudited)

Six Months Ended June 30, 2007
Cash flows from operating activities
Net loss	$(11,946,148)

Adjustments to reconcile net loss to net cash used in operating activities
Stock and warrant based compensation	3,379,801
Depreciation and amortization	419,580
Abandonment of set design costs	212,300
Reserve for doubtful accounts	13,000
Change in operating assets and liabilities:
Increase in accounts receivable	(1,386,875)
Increase in prepaid expense and other assets	(33,358)
Increase in accounts payable, accrued expenses and other liabilities	2,322,816
Net cash used in operating activities	(7,018,884)

Cash flows from investing activities
Purchase of fixed assets	(1,083,163)

Cash flows from financing activities
Cash pledged as collateral for credit card facility	(240,000)
Issuance of common stock and warrant for cash	5,000,000
Net cash provided by financing activities	4,760,000

Net decrease in cash and cash equivalents	(3,342,047)

Cash and cash equivalents at beginning of period	7,295,825
Cash and cash equivalents at end of period	$3,953,778

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$412
Income taxes	$-

Supplemental disclosures of non-cash investing and financing activities:

In connection with the warrant issued to Showtime on January 5, 2007, the Company recorded the $608,000 value of the warrant as prepaid distribution costs.

At March 31, 2007, the Company reduced its registration rights liability related to the shares issued in the October 2006 private placement by $100,000, with a corresponding increase to paid-in capital.

On April 3, 2007, the Company issued 320,000 shares to MMA Live Entertainment, Inc. for future services. The Company recorded the $640,000 value of these shares as prepaid services in the other assets section of the balance sheet.

In May 2007 in connection with a new office lease, the Company recorded leasehold improvements of $115,650 for design and modifications to the new office space. This amount was paid by the Company’s landlord directly to a third-party architect and has been recorded as deferred rent.

On June 20, 2007, an investor in the Company’s October 2006 private placement exercised, on a cashless basis, 250,000 warrants and received 208,333 shares of common stock.

See Notes to Condensed Consolidated Financial Statements

ProElite, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 1    Basis of Presentation

Financial Statement Presentation

The accompanying unaudited condensed consolidated financial statements of ProElite, Inc., a New Jersey company (“ProElite” or the “Company”), and its subsidiaries, have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission for Form 10-QSB. Accordingly, certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations.

In the opinion of management, these financial statements reflect all adjustments which are considered necessary for a fair presentation. These financial statements should be read in conjunction with the audited consolidated financial statements included in our registration statement on Form SB-2 for the year ended December 31, 2006. Operating results for interim periods are not necessarily indicative of operating results for an entire fiscal year or any other future periods.

The Company was formed in August 2006 and was considered a development stage company until the first quarter of 2007.

In May 2007, the Company, by consent of its shareholders, changed its name from “Pro Elite, Inc.” to “ProElite, Inc.”

Revenue Recognition

In general, the Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements modified by Emerging Issues Task Force ("EITF") No. 00-21 and SAB No. 104 which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured.

The Company earns revenue primarily from ticket sales and events broadcast on pay-per-view television. The Company also earns incidental revenue from merchandise sales, sponsorship at live events and on Company websites, and distribution agreements. Ticket sales are managed by third-parties, ticket agencies and live event venues. Revenue from ticket sales is recognized at the time of the event when the venue provides estimated or final attendance reporting to the Company. Revenue from merchandise sales is recognized at the point of sale at live event concession stands. Revenue from sponsorship and distribution agreements is recognized in accordance with the contract terms, which are generally at the time events occur.

Cost of Revenue

Costs related to live events are recognized when the event occurs. Event costs incurred prior to an event are capitalized to prepaid costs and then expensed at the time of the event. Costs primarily include: TV and Internet production, fighter purse, arena, travel and transportation, advertising, officiating, and the set design.

Significant Estimates for Events

The Company is required to estimate significant components of live event revenues and costs because actual amounts may not become available until one or more months after an event date. Pay-per-view revenue is estimated based upon projected sales of pay-per-view presentations. These projections are based upon information provided from distribution partners. The amount of final pay-per-view sales is learned after intermediary pay-per-view distributors have completed their billing cycles. For the quarter and six months ended June 30, 2007, the Company recorded revenue of approximately $411,000 from Showtime Networks, Inc. (“Showtime”) pay-per-view programming, all of which was in accounts receivable at June 30, 2007. The television production costs of live events are based upon the television distribution agreement with Showtime, event-specific production and marketing budgets and historical experience. Live events produced jointly with other parties require the Company to estimate expenses incurred by the co-producer. For the quarter ended June 30, 2007, the Company accrued estimated expenses of approximately $1.6 million for event production costs. Should actual results differ from estimated amounts, a charge or benefit to the statement of operations would be recorded in a future period.

Cash and Cash Equivalents

Cash and cash equivalents include deposit accounts and debt instruments of the United States government and its agencies and high-quality corporate issuers. All highly liquid investments with an original maturity of three months or less are considered cash equivalents. The Company maintains cash and cash equivalents with a commercial bank. These accounts are generally guaranteed by the Federal Deposit Insurance Corportion (“FDIC”) up to $100,000 or by the Securities Investor Protection Corporation (“SIPC”) up to $500,000. At times, balances at any single bank may be in excess of the FDIC or SIPC insurance limit. The deposits are made with a reputable financial institution, and the Company does not anticipate realizing any losses from these deposits.

Accounts Receivable

Accounts receivable relate principally to amounts due from television networks for pay-per-view presentations and from live event venues for ticket sales. Amounts due for pay-per-view programming are based primarily upon estimated sales of pay-per-view presentations and are adjusted to actual after intermediary pay-per-view distributors have completed their billing cycles. If actual sales differ significantly from the estimated sales, the Company records an adjustment to sales.

An allowance for amounts estimated to be uncollectible is estimated each period. This estimate is based upon historical collection experience, the length of time receivables are outstanding and the financial condition of individual customers.

Fixed Assets

Fixed assets primarily consist of computer, office, and video production equipment; furniture and fixtures; leasehold improvements; computer software; Internet domain names purchased from others; and website development costs. Fixed assets are stated at historical cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets or, when applicable, the life of the lease, whichever is shorter. Equipment is depreciated over estimated useful lives ranging from three to five years. Furniture, fixtures and leasehold improvements are depreciated over estimated useful lives ranging from five to seven years. Computer software is amortized over estimated useful lives ranging from one to five years. Internet domain names are amortized over ten years. Website development costs are amortized over three years. During the three and six months ended June 30, 2007, we capitalized $0 and $349,976 of website development costs.

Valuation of Long-Lived Assets

The carrying amounts of long-lived assets are periodically evaluated for impairment when events and circumstances warrant such a review. During the three months ended June 30, 2007, live event set design costs were determined to be impaired and the Company recorded a charge of $212,300 in cost of revenues.

Prepaid Distribution Costs

Prepaid distribution costs represent the value of warrants issued to Showtime in November 2006 and January 2007 in connection with a television and pay-per-view distribution agreement. The value of the warrants is being amortized to expense over the three-year term of the distribution agreement.

Prepaid Services

Prepaid services included in other assets represent the value of shares issued to MMA Live Entertainment, Inc. for fighter services. The value of the shares is being amortized to expense over the three-year term of the related agreement.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 107, “Disclosures about Fair Value of Financial Instruments.” The carrying values of accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term maturities of these instruments.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. It applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. This statement is effective for all financial instruments issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not yet determined the effect of SFAS No. 157 on its financial position, operations or cash flows.

In February 2007, FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 amends SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS No. 159 applies to all entities, including not-for-profit organizations. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 applies to all entities with available-for-sale and trading securities. Some requirements apply differently to entities that do not report net income. This statement is effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007. The Company does not expect SFAS No. 159 to have a material impact on our financial position, operations or cash flows.

Note 2    Net Loss Per Share

Net loss per share was calculated by dividing the net loss by the weighted average number of shares outstanding during the period. The following table summarizes the shares of stock included in calculating earnings per share for the three and six months ended June 30, 2007 in accordance with FASB Statement 128 (“SFAS 128”), Earnings per Share:

	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
Weighted-average common shares outstanding - basic	42,838,150	42,559,512
Dilutive effect of stock options and warrants	-	-

Weighted-average common shares outstanding - diluted	42,838,150	42,559,512

Net loss per share - basic and diluted	$(0.17)	$(0.28)

The effect of options and warrants (36,235,729) are excluded for the three and six month periods ended June 30, 2007 because the effect is anti-dilutive.

Note 3    Income Tax Expense

The provision for income taxes in the three and six months ended June 30, 2007 was offset by an increase in the deferred tax asset valuation allowance.

As of January 1, 2007, the Company implemented FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation provides that the tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of fiscal 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The adoption on FIN 48 did not have an effect on the net loss for the three and six months ended June 30, 2007 and no adjustment was made to opening retained earnings. The total amount of unrecognized tax benefits that if recognized would affect the Company’s effective tax rate is zero based on the fact that the Company currently has a full reserve against its unrecognized tax benefits.

Note 4    Fixed Assets, Net

Fixed assets, net consisted of the following:

	June 30, 2007	December 31, 2006

Computer, office and video production equipment	$281,561	$94,380
Furniture and fixtures	279,226	-
Live event set costs	-	70,962
Leasehold improvements	187,095	-
Computer software	40,151	-
Internet domain names	24,933	-
Website development costs	349,976	-
	1,162,942	165,342
Less: accumulated depreciation and amortization	(107,926)	(7,609)
Fixed assets, net	$1,055,016	$157,733

Note 5    Liabilities

Other Accrued Liabilities

In connection with the reverse merger of the Company and the predecessor registrant (see Note 1 of the Company’s financial statements in the registration statement on Form SB-2 declared effective May 14, 2007), the Company assumed accounts payable of approximately $210,000 and notes payable of approximately $137,000, which existed at the time the predecessor registrant ceased operations. At June 30, 2007, these liability balances remained unchanged from the date of the reverse merger.

Registration Rights Liability

In connection with the October 2006 private placement, the Company entered into a Registration Rights Agreement with its investment banker. The agreement called for the Company to pay monthly “liquidated damages” to the investment banker if the Company’s registration statement was not declared effective by the Securities and Exchange Commission by March 15, 2007. The liquidated damages commenced on March 16, 2007 and were calculated at 1% per month of the gross private placement proceeds ($10 million) for up to 24 months for each month that the registration statement was not declared effective. The registration statement was ultimately declared effective on May 14, 2007, two months after the liquidated damages commenced. At March 31, 2007, the liability was reduced by $100,000 to $200,000 (two months of liquidated damages) with a corresponding increase to additional paid in capital.

On June 27, 2007, an agreement was entered into whereby the investment banker agreed to waive the liquidated damages if the Company files a registration statement covering the resale of the shares underlying the warrants issued in the October 2006 private placement within 45 days of closing another private placement that was in-process at June 30, 2007. If the Company successfully files a registration statement covering the shares, the remaining registration rights liability would be reversed against additional paid-in capital.

Note 6    Commitments

In March 2007, the Company entered into a non-cancelable lease for office space and paid a deposit of $109,415 to the landlord. The Company took possession of the office space and began paying rent in June 2007. The lease agreement expires on July 31, 2012 and calls for the following annual minimum lease payments:

Year ending December 31,	Amount
2007	$182,000
2008	383,000
2009	398,000
2010	414,000
2011	431,000
2012	255,000
$2,063,000

Note 7    Litigation and Potential Claims

On December 14, 2006, the Company received a demand letter from counsel for Wallid Ismail Promocoes E Eventos LTDA EPP and Wallid Ismail (collectively “Wallid”) for breach of contract for Wallid’s assistance with fundraising activities, misappropriation of proprietary information and wrongfully removing Wallid as a principal of the Company. The Company denies Wallid’s allegations.

On January 2, 2007, the Company filed a lawsuit against Wallid in the Superior Court for the State of California, County of Los Angeles. In this lawsuit, the Company seeks a judicial declaration that the allegations in the demand letter are false and alleges various counter claims against Wallid. On January 3, 2007, the Company sent the summons and complaint in the lawsuit to Wallid’s counsel, along with a request that Wallid’s counsel accept service of process.

In mid-January, 2007, Wallid filed suit in the United States District Court for the District of New Jersey against the Company, Doug DeLuca, David Marshall, Kurt Brendlinger, Eric Pulier, and Santa Monica Capital Partners. On February 1, 2007, having not served the original complaint, Wallid filed an amended complaint. Wallid alleges that the “defendants” formed I-Fight, Inc. with Wallid, that Wallid owned 40% of I-Fight, Inc., that the parties formed Real Sport, Inc. to serve as a holding company for I-Fight, Inc. and Wallid was given a 40% equity interest in Real Sport, and that the defendants agreed to pay Wallid a salary of $250,000 per year to organize and promote mixed martial arts events for I-Fight, Inc. Wallid alleges that the defendants then ousted him from the venture on the eve of a private offering and subsequent reverse merger to take I-Fight, Inc. public. Wallid alleges that his shares in Real Sport should have been exchanged for an interest in the Company and seeks a judicial declaration that he is the owner of a 23.53% to 26.67% equity interest in the Company. Wallid also seeks damages in excess of $75,000 and punitive damages of no less than $10 million. The Company has not yet been served with process in this action. The Company denies Wallid’s allegations and intends to assert a vigorous defense.

West Coast filed a civil action against Frank “Shamrock” Juarez (“Shamrock”) on January 23, 2007, and sought and obtained a temporary restraining order which prohibited Shamrock from fighting in the Company’s February 10, 2007 event. The Company subsequently entered into a settlement agreement on February 5, 2007, pursuant to which West Coast dismissed its civil action and agreed to permit Shamrock to fight in the February 10, 2007 event. The Company agreed to pay an aggregate of $250,000 to West Coast, out of future compensation due to Shamrock from the Company under the personal services agreement. The Company also entered into a co-promotion agreement with West Coast, pursuant to which it agreed to co-promote up to three live MMA events that feature Shamrock. To date the Company has paid West Coast $100,000 of the $250,000 owed. The remaining portion totaling $150,000 will be paid to West Coast from future co-produced events. A liability has been accrued for the $150,000 at June 30, 2007.

On March 22, 2007, Zuffa, LLC filed a complaint against Showtime Networks and the Company in which it alleges that the defendants infringed Zuffa’s copyrights by airing footage from certain Ultimate Fighting Championship events and alleges that the defendants utilized portions of Zuffa’s copyrights in the televised broadcast of the February 10, 2007 MMA event that was held at the Desoto Civic Center in Southaven, Mississippi. Zuffa has alleged causes of action for copyright infringement and unfair competition, and seeks injunctive relief, compensatory damages or statutory damages, and litigation expenses. Zuffa has not specified the amount of monetary damages it seeks. The Company and Showtime have filed a motion to dismiss the case, and the parties to the lawsuit are currently waiting for a decision from the court.

Note 8    Shareholders’ Equity

Common Stock Issued to MMA Live Entertainment, Inc.

On April 3, 2007, the Company issued 320,000 shares of restricted common stock to MMA Live Entertainment, Inc., an affiliate of Frank Juarez “Shamrock” in connection with an agreement to provide MMA-related services. Under this agreement, Shamrock granted the Company the right to promote Shamrock as a fighter and provide other promotional services. The shares were valued at $640,000, based on a fair value of $2.00 per share, and recorded in other assets. The value of the shares is being amortized over the three year term of the agreement.

SHOWTIME Securities Purchase

On January 5, 2007, pursuant to a Securities Purchase Agreement the Company entered into with Showtime, the Company issued an aggregate of 1,666,667 units for $5 million in cash, each unit consisting of 3 shares of common stock and a three-year warrant to purchase 1 share of common stock at a per share exercise price of $2.00 to Showtime, at a per unit price of $3.00. The warrants were valued at $345,000. Additionally, the Company issued a seven-year warrant to purchase 2.5 million shares of common stock to Showtime at a per share exercise price of $2.00, as additional consideration of the exclusive distribution agreement entered into in November 2006. These warrants have been valued at $608,000 and are being amortized into operations over a three-year period commencing January 5, 2007. The Showtime warrants were exercisable as of the date of grant, January 5, 2007.

The values of the Showtime warrants were estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 60%, risk free interest rate of 4.7%, and expected lives of 3 years.

Stock-Based Compensation

The Company currently offers a stock-based compensation plan to its employees, directors and consultants. This plan is administered by the Compensation Committee of the Board of Directors, which recommends to the Board persons eligible to receive awards and the number of shares and/or options subject to each award, the terms, conditions, performance measures, and other provisions of the award. Refer to Note 12 of the Company’s financial statements in Form SB-2 for the period ended December 31, 2006 for additional information related to the Company’s stock based compensation plans.

The Company accounts for stock-based compensation arrangements with its employees, consultants and directors in accordance with SFAS No. 123 (revised), “Share-Based Payment” (SFAS No. 123R). Under the fair value recognition provisions of SFAS No. 123R, the Company measures stock-based compensation cost at the grant date based on the fair value of the award and recognizes compensation expense over the requisite service period, which is generally the vesting period. For the three and six months ended June 30, 2007, the Company incurred approximately $337,000 and $485,000, respectively, of expense related to stock based compensation under this plan and approximately $2,800,000 and $2,900,000, respectively, of expense related to warrants.

Stock Options

The Company uses a Black-Scholes option pricing model to estimate the fair value of stock-based awards with the weighted average assumptions noted in the following table.

	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
Black-Scholes Model:
Risk-free interest rate	4.7%	4.5 - 4.84%
Expected life, in years	5.8 - 6.0	5.8 - 6.5
Expected volatility	60.0%	60.0%
Dividend yield	0.0%	0.0%

Expected volatility is based on the historical volatility of the share price of companies operating in similar industries. The expected term is based on management’s estimate of when the option will be exercised which is generally consistent with the vesting period. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following table represents stock option activity for the six months ended June 30, 2007:

	Plan Options	Weighted Average Exercise Price
Outstanding at December 31, 2006	1,570,000	$2.00
Granted	3,105,000	$2.27
Forfeited	(344,271)	$2.00
Exercised	-	$-
Outstanding at June 30, 2007	4,330,729	$2.19
Outstanding Exercisable at June 30, 2007	777,271	$2.00

At June 30, 2007 the aggregate intrinsic value of options outstanding and the aggregate intrinsic value of options exercisable was approximately $15,600,000 and $2,700,000, respectively.

At June 30, 2007 there was approximately $1,958,000 of unrecognized compensation cost related to non-vested options, which is being expensed through 2011.

On January 8, 2007, the Company granted stock options to a new director to purchase 100,000 shares of common stock with an exercise price of $2.00 per share. The options have a fair value of approximately $55,000, which was expensed in January 2007 as the options vested immediately and the director subsequently resigned from the board of directors in the month of issuance. The options have a term of 10 years.

On January 8, 2007, the Company issued to an officer, an option to purchase 1,700,000 shares of common stock at $2.00 per share. The options vested 340,000 shares immediately with the remainder vesting over four years. The term of the option is 10 years. The option has a fair value of approximately $1,100,000, and approximately $235,000 was amortized in January 2007 with the balance being amortized on a straight-line basis over the vesting period.

During the quarter ended March 31, 2007, the Company granted 810,000 options to employees in individual grants ranging from 10,000 to 300,000 options. All options have exercise prices at $2.00, vest over four years and have terms of 10 years. The aggregate fair value of these options at the dates of grant was approximately $456,000 and is being amortized on a straight-line basis over the vesting period.

During the quarter ended June 30, 2007, the Company granted 495,000 options to employees in individual grants ranging from 10,000 to 100,000 options, with exercise prices ranging from $2.00 to $6.00, vesting over three to four years and terms of 10 years. The aggregate fair value of these options at the dates of grant was approximately $364,000 and is being amortized on a straight-line basis over the vesting period.

Warrants

The following table represents warrant activity for the six months ended June 30, 2007:

	Warrants	Weighted Average Exercise Price
Outstanding at December 31, 2006	10,453,333	$1.92
Granted	21,701,667	2.81
Expired	-	-
Exercised	(250,000)	$2.00
Outstanding at June 30, 2007	31,905,000	$2.52
Outstanding exercisable at June 30, 2007	13,992,278	$2.08

At June 30, 2007 the aggregate intrinsic value of warrants outstanding and the aggregate intrinsic value of warrants exercisable was approximately $95,200,000 and $47,500,000, respectively.

At June 30, 2007 there was approximately $26,300,000 of unrecognized cost related to non-vested warrants (including approximately $23,500,000 unrecognized cost related to Burnett warrant tranches three through nine, which is discussed below), which is being expensed through 2012.

During the quarter ended March 31, 2007, the Company issued 390,000 warrants to consultants for services and 4,166,667 warrants to Showtime, as discussed elsewhere in this footnote. The value of the warrants issued to consultants was calculated as approximately $200,000 using a Black-Scholes option pricing model with the following assumptions: expected term from 4 to 5 years, expected volatility of 60%, risk-free interest rates ranging from 4.48% to 4.78% and dividend yield of 0%.

During the quarter ended June 30, 2007, the Company issued 145,000 warrants to consultants for services. The value of the warrants issued to consultants was calculated as approximately $50,000 using a Black-Scholes option pricing model with the following assumptions: expected term from 3 to 3.5 years, expected volatility of 60%, risk-free interest rate of 4.7% and dividend yield of 0%. The value of these warrants is being expensed over the vesting period of the grants, which ranges from 3 to 3.5 years.

Burnett Warrants

Effective June 15, 2007 (and as amended on June 28, 2007), the Company entered into an agreement (the "Series Agreement") with JMBP, Inc. ("MBP"), wholly-owned by Mark Burnett ("Burnett") in connection with a possible television series involving mixed martial arts ("Series") for initial exhibition during prime time on one of specified networks or cable broadcasters. MBP (or a separate production services entity owned or controlled by MBP) will render production services in connection with the Series and will be solely responsible for and have final approval regarding all production matters, including budget, schedule and production location. It is anticipated that, as a condition to involvement in the Series, each of the Series contestants will sign a separate agreement with the Company or an affiliate of the Company for services rendered outside of the Series. MBP will own all rights to the Series. The Company and MBP will jointly exploit the Internet rights in connection with the Series on ProElite.com and other websites controlled by ProElite.com. The Company will be entitled to a share of MBP's Modified Adjusted Gross Proceeds, as defined. Subject to specified exceptions, MBP and Mark Burnett have agreed to exclusivity with respect to mixed martial arts programming. The term of the Agreement extends until the earlier of the end of the term of the license agreement with the broadcaster of the Series (the “License Agreement”) or the failure of MBP to enter into a License Agreement by June 15, 2008.

Pursuant to the Series Agreement, the Company and Burnett entered into a Subscription Agreement (the “Subscription Agreement”) relating to the issuance to Burnett of warrants to purchase up to 17,000,000 shares of the Company's common stock. The warrants are divided into nine tranches as follows:

Tranche	Number of Shares under Warrants	Vesting Date
One	2,000,000	June 15, 2007
Two	2,000,000	500,000 shares to be vested on each of June 15, 2008, 2009, 2010 and 2011.
Three	2,000,000	Date of execution of a License Agreement
Four	1,000,000	The date that the first episode of the Series is broadcast on a network or cable broadcaster.
Five	1,000,000	The last day of the first season.
Six	2,000,000	The last day of the second season.
Seven	4,000,000	1,333,333 shares to be vested on the last day of each of third, fourth and fifth seasons, respectively.
Eight	2,000,000	1,000,000 shares to be vested on the date of broadcast of each of the first two derivative pay-per-view events.
Nine	1,000,000	500,000 shares to be vested on the date of broadcast of each of the next two derivative pay-per-view events.

The vesting date of each tranche is subject to acceleration under certain circumstances. However, the warrants are not exercisable if a License Agreement is not entered into by June 15, 2008, except for 1,000,000 warrants from tranche one. Additionally, the warrants and any shares purchased through exercise of the warrants are subject to forfeiture, except for 1,000,000 warrants from tranche one, if a License Agreement is not entered into within one year of the effective date.

The warrants have an exercise price of $3.00 per share. The exercise price is reduced if the Company issues or sells shares of its common stock, excluding shares issued as compensation for services or in connection with acquisitions, for less than $3.00 per share. The expiration date for a particular tranche of Warrants is the latest to occur of (i) June 15, 2013; (ii) the date which is one year after the vesting date of any such tranche, and (iii) one year after the expiration of the term of the License Agreement.

The value of the warrants was calculated as approximately $2,637,000 for tranche one and $2,880,000 for tranche two using a Black-Scholes option pricing model with the following assumptions: expected term of 3 years (for tranche one) and from 3 to 4 years (for separate 500,000 vesting blocks of tranche two), expected volatility of 60%, risk-free interest rate of 4.7% and dividend yield of 0%. The value of the tranche one warrants was charged to expense in June 2007. The value of the tranche two warrants is being amortized to expense over the vesting period of each 500,000 warrant vesting block (i.e., from 1 to 4 years).

The current value of warrants in tranches three through nine were calculated as approximately: $3.7 million (tranche three), $1.8 million (tranche four), $1.8 million (tranche five), $3.6 million (tranche six), $7.2 million (tranche seven), $3.6 million (tranche eight), and $1.8 million (tranche nine) or approximately $23.5 million in aggregate. The values were calculated using a Black-Scholes option pricing model with an expected term of 6 years, expected volatility of 60%, risk-free interest rate of 4.7% and dividend yield of 0%. The Company would begin expensing the value of these tranches once there is a reasonable likelihood of achieving the performance criteria of each tranche (as described above) and would be based on the current values at that time. At June 30, 2007, the Company has recognized no expense related to tranches three through nine.

The Company, Burnett and Santa Monica Capital Partners II LLC, ("SMCP"), one of the Company's shareholders, entered into an Investor Rights Agreement providing certain registration rights with respect to the shares purchasable under the warrants, co-sale rights with SMCP, restrictions on resale and board observation rights.

Note 9    Related Party Transactions

The Company entered into a television production and distribution agreement with Showtime, which is also an investor in the Company. The Company earns revenue from and incurs expenses to Showtime in connection with this agreement. During the three and six months ended June 30, 2007, the Company recorded revenue of approximately $411,000 from the pay-per-view broadcast of the Company’s June 22, 2007 event. The Company estimated the amount of this revenue from projected sales of the pay-per-view program, which were based upon initial reporting of actual sales by distribution partners during the first approximately two weeks after the event. If the final, actual sales reported by distribution partners are different than the estimated amount, the Company will record a charge or benefit to the statement of operations in a future period. During the three and six months ended June 30, 2007, the Company incurred approximately $1.1 million and $2.5 million, respectively, of production expenses directly related to the Company’s live events, which were produced by Showtime on behalf of the Company. The Company estimated expenses for the three months ended June 30, 2007 based upon the television distribution agreement with Showtime, event-specific production and marketing budgets and historical experience. The production costs were recorded in cost of revenue. At June 30, 2007, the Company owed approximately $1.1 million to Showtime and had a receivable of approximately $411,000 from Showtime.

The Company entered into a three-year term consulting agreement and pays a monthly fee of $30,000 to an affiliate for services relating to strategic planning, investor relations, acquisitions, corporate governance and financing. The Company also allows the affiliate free use of four offices.

Note 10          Subsequent Events

In June 2007, the Company prepared a private placement for a maximum of $60,000,000 of Units, with each Unit consisting of one share of common stock and one-half of a five year warrant to purchase common stock. Ten percent of the Units, not to exceed $5 million, was allowed to include shares of common stock offered by certain selling shareholders (the “Selling Shareholders”). The Company will not receive any of the proceeds from the sale of securities by these Selling Shareholders. The purchase price of each unit is $7.00 and the warrants included in the Units have an exercise price of $7.00 per share. The maximum number of shares and warrants to be issued in the private placement would be 8,571,429 and 4,285,714, respectively. The Company has agreed to pay a placement fee to its investment banker of cash equal to 10% of the proceeds raised and to issue a five-year warrant to purchase an equivalent number of common shares as sold in the private placement at $7.00 per share. The terms of the private placement provide price protection to the investors and placement agent in the private placement for 24 months following registration with the Securities and Exchange Commission, whereby if the Company issues more than an aggregate of 200,000 shares at a price or exercise price per share of less than $7.00, then (a) the Company shall issue additional shares to the current investors so that the effective purchase price per share shall be the same per share purchase price of the subsequent financings, and (b) the exercise price of the warrants shall be reduced to the price of future financings, but not below $2.00 per share. Additionally, the private placement agreement requires the Company to register the securities sold with the Securities and Exchange Commission (“SEC”) within 45 days of closing the offering and use its best efforts to ensure the registration is declared effective by the SEC within 90 days from the initial filing of the statement. The registration rights agreement calls for the Company to pay, in cash, liquidated damages in an amount equal to 1% of the purchase price per month if the shares are not registered within 45 days, the registration statement is not declared effective by the SEC within 90 days of the statement’s filing, or the registration statement ceases to remain continuously effective as to all the registrable securities for which it is required to be effective.

On July 12, 2007, the Company received $20.2 million from the offering for 3,214,286 shares of common stock and 1,785,715 warrants. The proceeds received by the Company were net of a $2.3 million fee to the placement agent and $2.5 million remaining in escrow for selling shareholders. For accounting purposes, the proceeds were allocated $4,892,376, or $2.74 per warrant, to investors’ warrants based upon the value determined using a Black-Scholes model and the residual $17,607,627 of the proceeds, or $5.48 per share, to common stock sold by the Company. Additionally, the placement agent’s 3,571,428 warrants were valued at $9,784,752. The value of warrants was determined using a Black-Scholes model with the following assumptions: exercise price of $7.00 per share, expected term of 5 years, expected volatility of 60%, discount rate of 5.1%, and annual dividend rate of 0%.

A component of the Company’s business plan is acquiring other companies’ mixed-martial arts operations and assets. As such the Company evaluates acquisition candidates and enters into letters of intent and term sheets to acquire companies or assets. Such letters of intent and term sheets contain conditions precedent to closing including completion of financial and legal due diligence procedures satisfactory to the Company and provision of audited financial statements of target entities. Until the conditions precedent to closing are met, the likelihood of closing transactions cannot be determined.